                                               1933 Act File No. 333-44660
                                               1940 Act File No. 811-08103


                      Securities and Exchange Commission
                            Washington, D.C. 20549

                                Amendment No. 4
                                      to
                                   Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2


A.  Exact name of Trust:  Nuveen Unit Trusts, Series 101

B.  Name of Depositor:    Nuveen Investments

C.  Complete address of Depositor's principal executive offices:

                              333 West Wacker Drive
                              Chicago, Illinois  60606

D.  Name and complete address of agents for service:

                              Nuveen Investments
                              Attention:  Alan G. Berkshire
                              333 West Wacker Drive
                              Chicago, Illinois  60606

                              Chapman and Cutler
                              Attention:  Eric F. Fess
                              111 West Monroe Street
                              Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

----
:  :  immediately upon filing pursuant to paragraph (b)
----
:  :  on (date) pursuant to paragraph (b)
----
:  :  60 days after filing pursuant to paragraph (a)
----
:  :  on (date) pursuant to paragraph (a) of rule 485 or 486
----

E. Title of securities being registered: Units of fractional undivided beneficial interest.

F. Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

----
:X : Check box if it is proposed that this filing will become effective on ---- October 25, 2000 at 1:30 P.M. pursuant to Rule 487.

        Prospectus Part A dated October 25, 2000

                                 [NUVEEN LOGO]

Nuveen Unit Trusts, Series 101

15-Month Portfolios

U.S. Bancorp Piper Jaffray Financial Scope 15-Month Portfolio, October 2000

U.S. Bancorp Piper Jaffray Medical Solutions 15-Month Portfolio, October 2000

Five-Year Portfolios

U.S. Bancorp Piper Jaffray Financial Scope Five-Year Portfolio, October 2000

U.S. Bancorp Piper Jaffray Medical Solutions Five-Year Portfolio, October 2000

 .Portfolios Seek Capital Appreciation
 .Reinvestment Option
 .Letter of Intent Available



The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Nuveen Unit Trusts, Series 101

                                                            CUSIP Nos:
                                                            Dividend in
                                                            Cash
U.S. Bancorp Piper Jaffray Financial Scope 15-Month
 Portfolio, October 2000                                   67066Q326
U.S. Bancorp Piper Jaffray Medical Solutions 15-Month
 Portfolio, October 2000                                   67066Q318
U.S. Bancorp Piper Jaffray Financial Scope Five-Year
 Portfolio, October 2000                                   67066Q342
U.S. Bancorp Piper Jaffray Medical Solutions Five-Year
 Portfolio, October 2000                                   67066Q334

Overview

Nuveen Unit Trusts, Series 101 in-
cludes the separate unit investment
trusts listed above. Each Portfolio
invests in the securities of compa-
nies in its industry sector. Nuveen
Investments ("Nuveen" or the "Spon-
sor") serves as the Sponsor of the
Portfolios.



 Contents

    2 Overview
    3 U.S. BANCORP PIPER JAFFRAY FINANCIAL
      SCOPE 15-MONTH PORTFOLIO,
      OCTOBER 2000
    8 U.S. BANCORP PIPER JAFFRAY FINANCIAL
      SCOPE FIVE-YEAR PORTFOLIO,
      OCTOBER 2000
   13 U.S. BANCORP PIPER JAFFRAY MEDICAL
      SOLUTIONS 15-MONTH PORTFOLIO,
      OCTOBER 2000
   18 U.S. BANCORP PIPER JAFFRAY MEDICAL
      SOLUTIONS FIVE-YEAR PORTFOLIO,
      OCTOBER 2000
   23 How to Buy and Sell Units
   23 Investing in the Portfolios
   23 Sales or Redemptions
   24 Risk Factors
   25 Distributions
   25 Income Distributions
   25 Capital Distributions
   25 General Information
   25 Termination
   26 The Sponsor
   26 U.S. Bancorp Piper Jaffray
   26 U.S. Bancorp Piper Jaffray Equity
      Research
   26 Optional Features
   26 Letter of Intent
   26 Reinvestment
   26 Nuveen Mutual Funds
   27 Notes to Portfolios
   28 Statements of Condition
   30 Report of Independent Public
      Accountants

 For the Table of Contents of Part
 B, see Part B of the Prospectus.
---------


 Units are not deposits or obligations of, or guaranteed by any bank. Units are not FDIC insured and involve investment risk, including the possible loss of principal.


                                      ---

U.S. Bancorp Piper Jaffray Financial Scope 15-Month Portfolio, October 2000

Risk/Return Summary

Investment Objective

The Portfolio seeks to provide capital appreciation.

Investment Strategy

The Portfolio is selected jointly by Nuveen and U.S. Bancorp Piper Jaffray. U.S. Bancorp Piper Jaffray, a subsidiary of U.S. Bancorp, has more than 100 of-fices in 18 states. The Portfolio consists of the stocks of financial services companies. The Portfolio is diversified across the financial services sector, including companies involved in banking, investment management, brokerage and insurance.

The stocks are expected to remain in the Portfolio until termination.

Security Selection

To create the Portfolio, the Sponsor follows these steps:

 . identifies the various subsectors that comprise the financial services sec-tor;

 . analyzes which subsectors may benefit from the predicted growth of financial services companies; and

 . selects the most attractive companies within each subsector by examining:

 --products and/or services offered by the companies;

 --the competitive environment;

 --management expertise;

 --strategic alliances and potential acquisitions;

 --financing; and

 --a fundamental and technical equity valuation assessment.

As of the Initial Date of Deposit, the stocks in the Portfolio are approxi-mately equally dollar weighted.

Sector Description

Current expectations for Federal Reserve activity and economic growth bode well for the financial services industry. Consumer confidence, company fundamentals, market focus, consolidation, reform and competition indicate that financial services companies offer an excellent opportunity to further diversify invest-ors' equity holdings.

"We believe that the Federal Reserve is nearing the end of its rate-tightening cycle. Our expectation is that the market's recognition of this will lead to improved valuation of the financial services industry." (U.S. Bancorp Piper Jaffray Portfolio Strategy Group, August 2000.)

U.S. Bancorp Piper Jaffray believes that the following factors will promote growth in the financial services industry:

Economic Expansion: The United States is in the midst of a record-long economic expansion. Over the past nine years we have experienced tremendous growth and opportunity. The Federal Reserve's raise in interest rates is one factor that has contributed to this expansion. In addition, consumer confidence has risen and consumer spending now accounts for two-thirds of the U.S. GDP (Gross Domes-tic Product). This growth presents investment opportunities in the financial sector.

Focus on Growth vs. Value: In today's market, diversifying within the financial and technology sectors may benefit investors. Financial company stocks, which fall within the "value" category, generally have an inverse correlation with the performance of the NASDAQ, which is primarily composed of technology compa-nies. Investors who would like to diversify their portfolios and lower their P/E multiples and risk, may benefit from diversifying between these two sec-tors.

Industry Consolidation: The U.S. financial industry remains fragmented and has a very high level of competition. Financial institutions are positioned to ben-efit from continued consolidation. This consolidation should benefit the finan-cial institutions as productivity and efficiency are enhanced from cost reduc-tion, geographical expansion and product cross-selling opportunities. Consoli-dation also represents an opportunity for investors looking for top-performing financial stocks.

Reform and Competition: The repeal of the Glass-Steagall Act of 1933 by the Gramm-Leach-Bliley Act of 1999 has created newfound competition among players in the financial industry. Key benefits of the repeal include full product of-ferings for customers: savings and checking accounts, investment advice, broader customer

                                      ---
relationships and increased cross selling among business divisions. The repeal should also encourage further consolidation of the industry in the long run.

Please be aware that industry predictions may not materialize and that the companies selected for the Portfolio do not represent the entire industry and may not participate in the expected overall industry growth.

Future Portfolios

The Sponsor may create future portfolios that will invest in stocks in this sector. If these future portfolios are available, you may be able to reinvest into one of the portfolios at a reduced sales charge.

Primary Risks

You can lose money by investing in the Portfolio. In addition, the Portfolio may not perform as well as you hope. These things can happen for various rea-sons, including:

 . Stock prices can be volatile.

 . Share prices or dividend rates on the stocks may decline during the life of the Portfolio.

 . The Portfolio is not actively managed and may continue to purchase or hold a stock included in the Portfolio even though the stock's outlook or its mar-ket value or yield may have changed.

 . The Portfolio is concentrated in the financial services industry. Adverse developments in this industry may significantly affect the value of your Units. Companies involved in this industry must contend with volatile inter-est rates, the adverse effects of economic recession, the cost of new tech-nology, domestic and global competition, regulation and tax law changes. In-surance companies must also contend with the costs associated with weather catastrophes and other disasters and mortality rates.

 . Certain of the securities included in the Portfolio may be foreign securi-ties or American Depositary Receipts that evidence ownership of underlying foreign securities. Foreign securities present risks beyond those of U.S. issuers.

Investor Suitability

The Portfolio may be suitable for you if:

 . You are seeking to own stocks of financial services companies in one conve-nient package;

 . You want capital appreciation potential;

 . The Portfolio represents only a portion of your overall investment portfo-lio; and

 . The Portfolio is part of a longer term investment strategy that includes the investment in subsequent portfolios, if available.

The Portfolio is not appropriate for you if:

 . You are unwilling to take the risks involved with owning a concentrated eq-uity investment; or

 . You are seeking preservation of capital or high current income.

Fees and Expenses

This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the Portfolio.

Shareholder Fees

                                                            Percent
                                                           of Public Amount per
                                                           Offering    $1,000
                                                             Price   Invested(1)
                                                           --------- -----------
Sales Charge
Upfront Sales Charge(2)...................................   1.00%     $10.00
Deferred Sales Charge(3)..................................   1.95%     $19.50
                                                             -----     ------

Total Maximum Sales Charge................................   2.95%     $29.50

Estimated Annual Operating Expenses
(Paid from Portfolio Assets)

                                                                     Approximate
                                                     Amount per Unit % of Public
                                                     (based on a $10  Offering
                                                          Unit)       Price(1)
                                                     --------------- -----------
Trustee's Fee.......................................    $0.00950       0.0950%
Sponsor's Supervisory Fee...........................    $0.00350       0.0350%
Bookkeeping and Administrative Fees.................    $0.00250       0.0250%
Evaluator's Fee.....................................    $0.00300       0.0300%
Creation and Development Fee(4).....................    $0.02500       0.2500%
Other Operating Expenses(5).........................    $0.00175       0.0175%
                                                        --------       -------
Total...............................................    $0.04525       0.4525%

Maximum Organization Costs(6).......................    $0.02250       0.2250%

---------
(1) Based on 100 Units with a $10 per Unit Public Offering Price as of the Initial Date of Deposit.

(2) As provided below, the Upfront Sales Charge equals the difference between the

                                      ---

   Maximum Sales Charge of a fixed 2.95% for non-breakpoint purchases and any remaining deferred sales charges. Accordingly, the percentage amount of the Upfront Sales Charge will vary over time.

(3) The Deferred Sales Charge is a fixed dollar amount of $0.195 per Unit. The percentage provided is based on a $10 Unit as of the Initial Date of De-posit and the percentage amount will vary over time.

(4) The Creation and Development Fee compensates the Sponsor for creating and developing the Portfolio. The Portfolio accrues the fee daily during the life of the Portfolio based on its average net asset value and pays the Sponsor monthly. In connection with the Creation and Development Fee, in no event will the Sponsor collect over the life of the Portfolio more than 0.75% of a Unitholder's initial investment. The per Unit Creation and De-velopment Fee provided above is based on a $10 per Unit Public Offering Price on the Initial Date of Deposit. The actual annual Creation and De-velopment Fee that will be charged is 0.25% of average daily net assets and will exceed the per Unit fee provided above for Units whose value ex-ceeds $10 per Unit.

(5) Other Operating Expenses do not include brokerage costs and other transac-tional fees.

(6) Organization costs are deducted from Portfolio assets at the earlier of the close of the initial offering period or six months after the Initial Date of Deposit.

You will pay both an Upfront and a Deferred Sales Charge. The Upfront Sales Charge equals the difference between the Maximum Sales Charge of 2.95% of the Public Offering Price and any remaining deferred sales charges. The Deferred Sales Charges are $0.195 per Unit and are deducted monthly in installments of $0.039 per Unit on the last business day of each month from May 31, 2001 through September 28, 2001. If you redeem Units prior to the collection of the entire Deferred Sales Charge, any remaining deferred sales charges will be ac-celerated and collected at that time.

The maximum per Unit sales charges are reduced as follows:

                                                                          Total
                                                     Upfront  Deferred   Maximum
                                                      Sales     Sales     Sales
Number of Units(1)                                  Charge(2) Charge(3)  Charge
------------------                                  --------- ---------  -------
Less than 5,000....................................   1.00%     1.95%     2.95%
5,000 to 9,999.....................................   0.75%     1.95%     2.70%
10,000 to 24,999...................................   0.50%     1.95%     2.45%
25,000 to 49,999...................................   0.25%     1.95%     2.20%
50,000 to 99,999...................................   0.00%     1.95%     1.95%
100,000 or more....................................   0.00%     1.95%(4)  1.20%

---------
(1) Sales charge reductions are computed both on a dollar basis and on the ba-sis of the number of Units purchased, at any point of purchase, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you.
(2) The Upfront Sales Charge is based on the Unit price on the Initial Date of Deposit. Because the Upfront Sales Charge equals the difference between the applicable Total Sales Charge and the remaining deferred charges, the percentage and dollar amount of the Upfront Sales Charge will vary as the Unit price varies and after deferred charges begin.
(3) The Deferred Sales Charge is a fixed dollar amount of $0.195 per Unit. The percentage provided is based on a $10 Unit as the Initial Date of Deposit and the percentage amount will vary over time.

(4) All Units are subject to the same Deferred Sales Charge. To allow invest-ors who purchase 100,000 Units or more to pay a sales charge that is less than the Deferred Sales Charges, the Sponsor provides such investors with additional Units to lower the effective sales charge to 1.20%.

As described in "Public Offering Price" in Part B of the Prospectus, certain classes of investors are also entitled to reduced sales charges. The secondary market sales charges for the Portfolio are the same as primary market charges provided above.

Example

This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

                                      ---

The example assumes that you invest $10,000 in the Portfolio for the periods indicated and then either redeem or do not redeem your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. The example does not include brokerage costs and other transactional fees. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

  1 Year                3 Years                            5 Years                            10 Years
  -------               -------                           ---------                           ---------
  $362.07               $882.67                           $1,429.24                           $2,903.83

While the Portfolio has a term of approximately 15 months, you may be able to invest in future portfolios with reduced sales charges. These future sales charges are included in the amounts provided above.

See "Trust Operating Expenses" in Part B of the Prospectus for additional in-formation regarding expenses.

Dealer Concessions

The Sponsor plans to allow a concession of 2.25% of the Public Offering Price for primary and secondary market non-breakpoint purchases of Units to dealer firms in connection with the sale of Units in a given transaction.

The concession paid to dealers is reduced or eliminated in connection with Units sold in transactions to investors that receive reduced sales charges based on the number of Units sold or in connection with Units sold in Rollover Purchases, to Wrap Account Purchasers and to other investors entitled to the sales charge reduction applicable for Wrap Account Purchasers, as follows:

                                                                          %
                                                                      Concession
Number of Units*                                                       per Unit
----------------                                                      ----------
Less than 5,000......................................................   2.25%
5,000 to 9,999.......................................................   2.00%
10,000 to 24,999.....................................................   1.75%
25,000 to 49,999.....................................................   1.50%
50,000 to 99,999.....................................................   1.25%
100,000 or more......................................................   0.60%
Rollover Purchases (per Unit)........................................   $0.13
Wrap Account Purchasers..............................................   0.00%

*Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you and may result in a reduction in the concession per Unit.

See "Distributions of Units to the Public" in Part B of the Prospectus for ad-ditional information on dealer concessions and volume incentives.

                                      ---

--------------------------------------------------------------------------------

Schedule of Investments

(at the Initial Date of Deposit, October 25, 2000)

  U.S. Bancorp Piper Jaffray Financial Scope 15-Month Portfolio, October 2000

                                                               Percentage
                                                              of Aggregate                 Cost of    Current
Number of                                              Ticker   Offering   Market Value Securities to Dividend
 Shares          Name of Issuer of Securities(1)       Symbol    Price      per Share   Portfolio(2)  Yield(3)
--------------------------------------------------------------------------------------------------------------
           Commercial Banks--Central US                           5.71%
     98    Fifth Third Bancorp                         FITB       2.87%     $ 51.4375     $  5,041     1.40%
    135    TCF Financial Corporation                   TCB        2.84%       37.0000        4,995     2.30%
           Diversified Financial Services                         5.72%
     97    Citigroup Inc.                              C          2.85%       51.6875        5,014     1.08%
     62    Morgan Stanley Dean Witter & Co.            MWD        2.87%       81.2500        5,038     0.98%
           Finance--Consumer Loans                                2.86%
    100    Household International, Inc.               HI         2.86%       50.2500        5,025     1.51%
           Finance--Credit Card                                  11.48%
     88    American Express Company                    AXP        2.86%       57.1250        5,027     0.56%
     78    Capital One Financial Corporation           COF        2.85%       64.2500        5,012     0.17%
    133    MBNA Corporation                            KRB        2.86%       37.8125        5,029     0.85%
     52    Providian Financial Corporation             PVN        2.91%       98.2500        5,109     0.24%
           Finance--Investment Banker/Broker                     11.49%
    103    A.G. Edwards, Inc.                          AGE        2.85%       48.6875        5,015     1.31%
     50    The Goldman Sachs Group, Inc.               GS         2.87%      101.1250        5,056     0.47%
     78    Merrill Lynch & Co., Inc.                   MER        2.90%       65.2500        5,090     0.98%
    157    Raymond James Financial, Inc.               RJF        2.87%       32.1250        5,044     0.93%
           Finance--Mortgage Loan/Banker                          2.86%
     68    Fannie Mae                                  FNM        2.86%       74.0000        5,032     1.51%
           Internet Brokers                                       2.84%
    159    The Charles Swhwab Corporation              SCH        2.84%       31.4375        4,999     0.14%
           Investment Management/Adviser Services                 5.71%
    108    Alliance Capital Management Holding L.P.    AC         2.86%       46.5000        5,022     6.45%
    117    T. Rowe Price Associates, Inc.              TROW       2.85%       42.8750        5,016     1.21%
           Investment Companies                                   2.83%
    260    Allied Capital Corporation                  ALLC       2.83%       19.1250        4,973     9.62%
           Money Center Banks                                    14.26%
    230    ABN AMRO Holding N.V., ADR(6)               ABN        2.85%       21.8125        5,017     2.33%
     45    Barclays Plc, ADR(6)                        BCS        2.84%      111.0000        4,995     2.10%
     93    The Bank of New York Company                BK         2.86%       54.0000        5,022     1.33%
    125    The Chase Manhattan Corporation             CMB        2.85%       40.0625        5,008     3.20%
     66    Deutsche Bank AG, ADR(6)                    DTBKY      2.86%       76.2500        5,033     1.03%
           Multi-line Insurance                                   5.72%
     52    American International Group, Inc.          AIG        2.88%       97.5000        5,070     0.15%
     76    ING Groep N.V., ADR(6)                      ING        2.84%       65.7500        4,997     1.61%
           S&L/Thrifts--Western US                                2.88%
    122    Washington Mutual, Inc.                     WM         2.88%       41.4375        5,055     2.90%
           Super-Regional Banks--US                              25.64%
    144    FleetBoston Financial Corporation           FBF        2.86%       34.8750        5,022     3.78%
    176    First Union Corporation                     FTU        2.84%       28.3750        4,994     6.77%
    119    Mellon Financial Corporation                MEL        2.85%       42.1250        5,013     2.09%
     63    Northern Trust Corporation                  NTRS       2.85%       79.4375        5,005     0.68%
    147    Bank One Corporation                        ONE        2.85%       34.3125        5,044     2.45%
    111    Suntrust Banks, Inc.                        STI        2.86%       45.2500        5,023     3.27%
     43    State Street Corporation                    STT        2.83%      115.7000        4,975     0.59%
     95    Wachovia Corporation                        WB         2.84%       52.5000        4,988     4.57%
    116    WFC Holdings Corporation                    WFC        2.86%       43.3125        5,024     2.03%
  -----                                                         -------                   --------
  3,766                                                         100.00%                   $175,822
  =====                                                         =======                   ========

---------
See "Notes to Portfolios."

Advertising and sales literature may include brief descriptions of the princi-pal businesses of the companies included in the Portfolio.

Please note that if this Prospectus is used as a preliminary prospectus for fu-ture Nuveen Defined Portfolios, the portfolio will contain different stocks from those described above.

                                      ---

U.S. Bancorp Piper Jaffray Financial Scope Five-Year Portfolio, October 2000

Risk/Return Summary

Investment Objective

The Portfolio seeks to provide capital appreciation.

Investment Strategy

The Portfolio is selected jointly by Nuveen and U.S. Bancorp Piper Jaffray. U.S. Bancorp Piper Jaffray, a subsidiary of U.S. Bancorp, has more than 100 offices in 18 states. The Portfolio consists of the stocks of financial serv-ices companies. The Portfolio is diversified across the mobile financial serv-ices sector, including companies involved in banking, investment management, brokerage and insurance.

The stocks are expected to remain in the Portfolio until termination.

Security Selection

To create the Portfolio, the Sponsor follows these steps:

 . identifies the various subsectors that comprise the financial services sec-tor;

 . analyzes which subsectors may benefit from the predicted growth of financial services companies; and

 . selects the most attractive companies within each subsector by examining:

 --products and/or services offered by the companies;

 --the competitive environment;

 --management expertise;

 --strategic alliances and potential acquisitions;

 --financing; and

 --a fundamental and technical equity valuation assessment.

As of the Initial Date of Deposit, the stocks in the Portfolio are approxi-mately equally dollar weighted.

Sector Description

Current expectations for Federal Reserve activity and economic growth bode well for the financial services industry. Consumer confidence, company funda-mentals, market focus, consolidation, reform and competition indicate that fi-nancial services companies offer an excellent opportunity to further diversify investors' equity holdings.

"We believe that the Federal Reserve is nearing the end of its rate-tightening cycle. Our expectation is that the market's recognition of this will lead to improved valuation of the financial services industry." (U.S. Bancorp Piper Jaffray Portfolio Strategy Group, August 2000.)

U.S. Bancorp Piper Jaffray believes that the following factors will promote growth in the financial services industry:

Economic Expansion: The United States is in the midst of a record-long eco-nomic expansion. Over the past nine years we have experienced tremendous growth and opportunity. The Federal Reserve's raise in interest rates is one factor that has contributed to this expansion. In addition, consumer confi-dence has risen and consumer spending now accounts for two-thirds of the U.S. GDP (Gross Domestic Product). This growth presents investment opportunities in the financial sector.

Focus on Growth vs. Value: In today's market, diversifying within the finan-cial and technology sectors may benefit investors. Financial company stocks, which fall within the "value" category, generally have an inverse correlation with the performance of the NASDAQ, which is primarily composed of technology companies. Investors who would like to diversify their portfolios and lower their P/E multiples and risk, may benefit from diversifying between these two sectors.

Industry Consolidation: The U.S. financial industry remains fragmented and has a very high level of competition. Financial institutions are positioned to benefit from continued consolidation. This consolidation should benefit the financial institutions as productivity and efficiency are enhanced from cost reduction, geographical expansion and product cross-selling opportunities. Consolidation also represents an opportunity for investors looking for top-performing financial stocks.

Reform and Competition: The repeal of the Glass-Steagall Act of 1933 by the Gramm-Leach-Bliley Act of 1999 has created newfound competition among players in the financial industry. Key benefits of the repeal include full product of-ferings for customers: savings and checking accounts, investment advice, broader customer

                                      ---
relationships and increased cross selling among business divisions. The repeal should also encourage further consolidation of the industry in the long run.

Please be aware that industry predictions may not materialize and that the companies selected for the Portfolio do not represent the entire industry and may not participate in the expected overall industry growth.

Future Portfolios

The Sponsor may create future portfolios that will invest in stocks in this sector. If these future portfolios are available, you may be able to reinvest into one of the portfolios at a reduced sales charge.

Primary Risks

You can lose money by investing in the Portfolio. In addition, the Portfolio may not perform as well as you hope. These things can happen for various rea-sons, including:

 . Stock prices can be volatile.

 . Share prices or dividend rates on the stocks may decline during the life of the Portfolio.

 . The Portfolio is not actively managed and may continue to purchase or hold a stock included in the Portfolio even though the stock's outlook or its mar-ket value or yield may have changed.

 . The Portfolio is concentrated in the financial services industry. Adverse developments in this industry may significantly affect the value of your Units. Companies involved in this industry must contend with volatile inter-est rates, the adverse effects of economic recession, the cost of new tech-nology, domestic and global competition, regulation and tax law changes. In-surance companies must also contend with the costs associated with weather catastrophes and other disasters and mortality rates.

 . Certain of the securities included in the Portfolio may be foreign securi-ties or American Depositary Receipts that evidence ownership of underlying foreign securities. Foreign securities present risks beyond those of U.S. issuers.

Investor Suitability

The Portfolio may be suitable for you if:

 . You are seeking to own stocks of financial services companies in one conve-nient package;

 . You want capital appreciation potential;

 . The Portfolio represents only a portion of your overall investment portfo-lio; and

 . The Portfolio is part of a longer term investment strategy.

The Portfolio is not appropriate for you if:

 . You are unwilling to take the risks involved with owning a concentrated eq-uity investment; or

 . You are seeking preservation of capital or high current income.

Fees and Expenses

This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the Portfolio.
Shareholder Fees

                                                       Percent of    Amount per
                                                     Public Offering   $1,000
                                                          Price      Invested(1)
                                                     --------------- -----------
Sales Charge
Upfront Sales Charge(2).............................      1.00%        $10.00
Deferred Sales Charge(3)............................      3.50%        $35.00
                                                          -----        ------
Total Maximum Sales Charge..........................      4.50%        $45.00

Estimated Annual Operating Expenses
(Paid from Portfolio Assets)

                                                                   Approximate %
                                                   Amount per Unit   of Public
                                                   (based on a $10   Offering
                                                        Unit)        Price(1)
                                                   --------------- -------------
Trustee's Fee.....................................    $0.00950        0.0950%
Sponsor's Supervisory Fee.........................    $0.00350        0.0350%
Bookkeeping and Administrative Fees...............    $0.00250        0.0250%
Evaluator's Fee...................................    $0.00300        0.0300%
Creation and Development
  Fee(4)..........................................    $0.02500        0.2500%
Other Operating Expenses(5).......................    $0.00175        0.0175%
                                                      --------        -------
Total.............................................    $0.04525        0.4525%

Maximum Organization Costs(6).....................    $0.02250        0.2250%

---------
(1) Based on 100 Units with a $10 per Unit Public Offering Price as of the Initial Date of Deposit.
(2) As provided below, the Upfront Sales Charge equals the difference between the Maximum Sales Charge of a fixed 4.5% for non-breakpoint purchases and any remaining deferred sales charges. Accordingly, the

                                      ---
   percentage amount of the Upfront Sales Charge will vary over time.

(3) The Deferred Sales Charge is a fixed dollar amount of $0.35 per Unit. The percentage provided is based on a $10 Unit as of the Initial Date of De-posit and the percentage amount will vary over time.

(4) The Creation and Development Fee compensates the Sponsor for creating and developing the Portfolio. The Portfolio accrues the fee daily during the life of the Portfolio based on its average net asset value and pays the Sponsor monthly. In connection with the Creation and Development Fee, in no event will the Sponsor collect over the life of the Portfolio more than 2.75% of a Unitholder's initial investment. The per Unit Creation and De-velopment Fee provided above is based on a $10 per Unit Public Offering Price on the Initial Date of Deposit. The actual annual Creation and De-velopment Fee that will be charged is 0.25% of average daily net assets and will exceed the per Unit fee provided above for Units whose value ex-ceeds $10 per Unit.

(5) Other Operating Expenses do not include brokerage costs and other transac-tional fees,

(6) Organization costs are deducted from Portfolio assets at the earlier of the close of the initial offering period or six months after the Initial Date of Deposit.

You will pay both an Upfront and a Deferred Sales Charge. The Upfront Sales Charge equals the difference between the Maximum Sales Charge of 4.5% of the Public Offering Price and any remaining deferred sales charges. The Deferred Sales Charge is $0.35 per Unit and is deducted monthly in installments of $0.07 per Unit on the last business day of each month from May 31, 2001, through September 28, 2001. If you redeem Units prior to the collection of the entire Deferred Sales Charge, any remaining deferred sales charges will be ac-celerated and collected at that time.

The maximum per Unit sales charges are reduced as follows:

                                                                          Total
                                                     Upfront  Deferred   Maximum
                                                      Sales     Sales     Sales
Number of Units(1)                                  Charge(2) Charge(3)  Charge
------------------                                  --------- ---------  -------
Less than 5,000....................................   1.00%     3.50%     4.50%
5,000 to 9,999.....................................   0.75%     3.50%     4.25%
10,000 to 24,999...................................   0.50%     3.50%     4.00%
25,000 to 49,999...................................   0.00%     3.50%     3.50%
50,000 to 99,999...................................   0.00%     3.50%(4)  2.50%
100,000 or more....................................   0.00%     3.50%(4)  1.50%

---------
(1)Sales charge reductions are computed both on a dollar basis and on the ba-sis of the number of Units purchased, at any point of purchase, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you.
(2)The Upfront Sales Charge is based on the Unit price on the Initial Date of Deposit. Because the Upfront Sales Charge equals the difference between the applicable Total Sales Charge and the remaining deferred charges, the per-centage and dollar amount of the Upfront Sales Charge will vary as the Unit price varies and after deferred charges begin.
(3)The Deferred Sales Charge is a fixed dollar amount of $0.35 per Unit. The percentage provided is based on a $10 Unit as the Initial Date of Deposit and the percentage amount will vary over time.

(4)All Units are subject to the same Deferred Sales Charge. To allow investors who purchase 50,000 Units or more to pay a sales charge that is less than the Deferred Sales Charges, the Sponsor provides such investors with addi-tional Units to lower the effective sales charge.

As described in "Public Offering Price" in Part B of the Prospectus, certain classes of investors are also entitled to reduced sales charges. See "Public Offering Price" in Part B of the Prospectus for secondary market sales charges.

Example

This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

The example assumes that you invest $10,000 in the Portfolio for the periods indicated and then either redeem or do not redeem your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. The example does not include brokerage costs and other transactional fees. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

   1 Year                       3 Years                     Life of Portfolio
   -------                      -------                     -----------------
   $513.57                      $605.96                     $          706.94

See "Trust Operating Expenses" in Part B of the Prospectus for additional in-formation regarding expenses.

                                      ---

Dealer Concessions

The Sponsor plans to allow a concession of 3.50% of the Public Offering Price for primary market non-breakpoint purchases of Units to dealer firms in connection with the sale of Units in a given transaction.

The concession paid to dealers is reduced or eliminated in connection with Units sold in transactions to investors that receive reduced sales charges based on the number of Units sold or in connection with Units sold in Rollover Purchases, to Wrap Account Purchasers and to other investors entitled to the sales charge reduction applicable for Wrap Account Purchasers, as follows:

                                                                          %
                                                                      Concession
Number of Units*                                                       per Unit
----------------                                                      ----------
Less than 5,000......................................................    3.50%
5,000 to 9,999.......................................................    3.25%
10,000 to 24,999.....................................................    3.00%
25,000 to 49,999.....................................................    2.50%
50,000 to 99,999.....................................................    1.50%
100,000 or more......................................................    0.75%
Rollover Purchases (per Unit)........................................   $0.25
Wrap Account Purchasers..............................................    0.00%

*Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you and may result in a reduction in the concession per Unit.

See "Distributions of Units to the Public" in Part B of the Propsectus for ad-ditional infomation on dealer concessions, volume incentives and secondary mar-ket concessions.

                                      ---

--------------------------------------------------------------------------------

Schedule of Investments

(at the Initial Date of Deposit, October 25, 2000)

  U.S. Bancorp Piper Jaffray Financial Scope Five-Year Portfolio, October 2000

                                                               Percentage
                                                              of Aggregate                 Cost of    Current
Number of                                              Ticker   Offering   Market Value Securities to Dividend
 Shares          Name of Issuer of Securities(1)       Symbol    Price      per Share   Portfolio(2)  Yield(3)
--------------------------------------------------------------------------------------------------------------
           Commercial Banks--Central US                           5.71%
     98    Fifth Third Bancorp                         FITB       2.87%     $ 51.4375     $  5,041     1.40%
    135    TCF Financial Corporation                   TCB        2.84%       37.0000        4,995     2.30%
           Diversified Financial Services                         5.72%
     97    Citigroup Inc.                              C          2.85%       51.6875        5,014     1.08%
     62    Morgan Stanley Dean Witter & Co.            MWD        2.87%       81.2500        5,038     0.98%
           Finance--Consumer Loans                                2.86%
    100    Household International, Inc.               HI         2.86%       50.2500        5,025     1.51%
           Finance--Credit Card                                  11.48%
     88    American Express Company                    AXP        2.86%       57.1250        5,027     0.56%
     78    Capital One Financial Corporation           COF        2.85%       64.2500        5,012     0.17%
    133    MBNA Corporation                            KRB        2.86%       37.8125        5,029     0.85%
     52    Providian Financial Corporation             PVN        2.91%       98.2500        5,109     0.24%
           Finance--Investment Banker/Broker                     11.49%
    103    A.G. Edwards, Inc.                          AGE        2.85%       48.6875        5,015     1.31%
     50    The Goldman Sachs Group, Inc.               GS         2.87%      101.1250        5,056     0.47%
     78    Merrill Lynch & Co., Inc.                   MER        2.90%       65.2500        5,090     0.98%
    157    Raymond James Financial, Inc.               RJF        2.87%       32.1250        5,044     0.93%
           Finance--Mortgage Loan/Banker                          2.86%
     68    Fannie Mae                                  FNM        2.86%       74.0000        5,032     1.51%
           Internet Brokers                                       2.84%
    159    The Charles Swhwab Corporation              SCH        2.84%       31.4375        4,999     0.14%
           Investment Management/Adviser Services                 5.71%
    108    Alliance Capital Management Holding L.P.    AC         2.86%       46.5000        5,022     6.45%
    117    T. Rowe Price Associates, Inc.              TROW       2.85%       42.8750        5,016     1.21%
           Investment Companies                                   2.83%
    260    Allied Capital Corporation                  ALLC       2.83%       19.1250        4,973     9.62%
           Money Center Banks                                    14.26%
    230    ABN AMRO Holding N.V., ADR(6)               ABN        2.85%       21.8125        5,017     2.33%
     45    Barclays Plc, ADR(6)                        BCS        2.84%      111.0000        4,995     2.10%
     93    The Bank of New York Company                BK         2.86%       54.0000        5,022     1.33%
    125    The Chase Manhattan Corporation             CMB        2.85%       40.0625        5,008     3.20%
     66    Deutsche Bank AG, ADR(6)                    DTBKY      2.86%       76.2500        5,033     1.03%
           Multi-line Insurance                                   5.72%
     52    American International Group, Inc.          AIG        2.88%       97.5000        5,070     0.15%
     76    ING Groep N.V., ADR(6)                      ING        2.84%       65.7500        4,997     1.61%
           S&L/Thrifts--Western US                                2.88%
    122    Washington Mutual, Inc.                     WM         2.88%       41.4375        5,055     2.90%
           Super-Regional Banks--US                              25.64%
    144    FleetBoston Financial Corporation           FBF        2.86%       34.8750        5,022     3.78%
    176    First Union Corporation                     FTU        2.84%       28.3750        4,994     6.77%
    119    Mellon Financial Corporation                MEL        2.85%       42.1250        5,013     2.09%
     63    Northern Trust Corporation                  NTRS       2.85%       79.4375        5,005     0.68%
    147    Bank One Corporation                        ONE        2.85%       34.3125        5,044     2.45%
    111    Suntrust Banks, Inc.                        STI        2.86%       45.2500        5,023     3.27%
     43    State Street Corporation                    STT        2.83%      115.7000        4,975     0.59%
     95    Wachovia Corporation                        WB         2.84%       52.5000        4,988     4.57%
    116    WFC Holdings Corporation                    WFC        2.86%       43.3125        5,024     2.03%
  -----                                                         -------                   --------
  3,766                                                         100.00%                   $175,822
  =====                                                         =======                   ========

---------
See "Notes to Portfolios."

Advertising and sales literature may include brief descriptions of the princi-pal businesses of the companies included in the Portfolio.

Please note that if this prospectus is used as a preliminary prospectus for fu-ture Nuveen Defined Portfolios, the portfolio will contain different stocks from those described above.

                                      ---

U.S. Bancorp Piper Jaffray Medical Solutions
15-Month Portfolio, October 2000

Risk/Return Summary

Investment Objective

The Portfolio seeks to provide capital appreciation.

Investment Strategy

The Portfolio is selected jointly by Nuveen and U.S. Bancorp Piper Jaffray. U.S. Bancorp Piper Jaffray, a subsidiary of U.S. Bancorp, has more than 100 offices in 18 states. The Portfolio consists of the stocks of companies in the health care industry. The Portfolio is diversified across this industry, in-cluding companies involved in pharmaceuticals, medical devices and biotechnol-ogy.

The stocks are expected to remain in the Portfolio until termination.

Security Selection

To create the Portfolio, the Sponsor follows these steps:

 . identifies the various subsectors that comprise the health care sector;

 . analyzes which subsectors may benefit from the predicted growth of health care companies; and

 . selects representative companies within each subsector by examining:

 --products and/or services offered by the companies;

 --the competitive environment;

 --research and development capabilities;

 --management expertise;

 --strategic alliances and potential acquisitions;

 --financing; and

 --a fundamental and technical equity valuation assessment.

As of the Initial Date of Deposit, the stocks in the Portfolio are approxi-mately equally dollar weighted.

Sector Description

The health care industry is dedicated to developing and providing solutions to sustain and improve the quality of life. Major developments in the health care industry over the past decade have led to breakthrough products in areas such as the central nervous system and cardiovascular system. Yet vast opportuni-ties for new therapies still remain in these and other areas, including can-cer, heart disease and obesity. Because of these product advances, and the growing number of aging baby boomers who are moving towards years of peak health care usage, overall demand is likely to increase.

"We believe investors can benefit from the trends in health care by focusing investments on sectors that depend on research and development as the key foundation to long-term revenue growth . . . . Included in this categorization are pharmaceuticals, medical devices and biotechnology . . . . Select compa-
nies within these three sectors, in our opinion, offer sustainable growth op-portunities with visible and relatively stable earnings prospects." (U.S. Bancorp Piper Jaffray Portfolio Strategy Group, June 2000.)

There are a number of factors influencing U.S. Bancorp Piper Jaffray's posi-tive recommendation of the health care industry.

Stable Demand Throughout the Economic Cycle: Health care spending is less de-pendent on economic conditions than is spending in many other sectors. For this reason, changes such as Federal Reserve rate hikes would have less of an impact on health care companies than on other more economically sensitive sec-tors.

Positive Long-term Demographic Trends: The aging of the baby boomer generation and the lengthening of life expectancy should continue to increase overall de-mand for health care. Currently, people age 65 and older account for approxi-mately 15 percent of the population, yet they consume 33 percent of pharmaceu-tical output. The World Health Organization estimates the global population over age 60 will rise from 580 million in 1998 to more than one billion by 2020.

Development of New and Improved Therapies: Research in areas such as heart disease, cancer, Alzheimer's disease, diabetes and obesity present high-growth opportunities for companies within our recommended sectors.

Potential Acceleration of Productivity and Growth: Dramatic industry consoli-dation

                                      ---
through mergers, joint ventures and marketing agreements has taken place over the last two years. Productivity and growth rates should improve as these deals move from the planning stage to implementation. We believe these trends will continue within the industry over the foreseeable future.

The U.S. Bancorp Piper Jaffray Portfolio Strategy Group has identified three key areas of growth within the health care industry.

Pharmaceuticals--Pharmaceutical companies are involved in all phases of human drug development, from compound identification and patenting to clinical tri-als to marketing. While drug development has traditionally been centered on chemical compounds, most companies have now expanded their research to biopharmaceuticals, which are developed from proteins. In addition to human drug revenues, many pharmaceutical companies have animal drug and consumer di-visions.

Medical Devices--Medical devices are physical products and equipment not me-tabolized by the body that are used to assist in the diagnosis and treatment of medical conditions. The technology used for medical device products ranges from being very simple, such as hand-held surgical tools, to being highly com-plex, such as implantable cardiac defibrillators.

Biotechnology--Biotechnology involves the application of genetic engineering and DNA technology to produce therapies and products. Unlike traditional drugs, which are chemically derived compounds, biopharmaceuticals use natu-rally occurring processes to develop compounds.

Please be aware that industry predictions may not materialize and that the companies selected for the Portfolio do not represent the entire industry and may not participate in the expected overall industry growth.

Future Portfolios

The Sponsor may create future portfolios that will invest in stocks in this sector. If these future portfolios are available, you may be able to reinvest into one of the portfolios at a reduced sales charge.

Primary Risks

You can lose money by investing in the Portfolio. In addition, the Portfolio may not perform as well as you hope. These things can happen for various rea-sons, including:

 . Stock prices can be volatile.

 . Share prices or dividend rates on the stocks may decline during the life of the Portfolio.

 . The Portfolio is not actively managed and may continue to purchase or hold a stock included in the Portfolio even though the stock's outlook or its mar-ket value or yield may have changed.

 . The Portfolio is concentrated in the health care industry. Adverse develop-ments in these industries may significantly affect the value of your Units. Companies involved in these industries must contend with the high costs of research and development, and intense competition.

 . Certain of the securities included in the Portfolio may be foreign securi-ties or American Depositary Receipts that evidence ownership of underlying foreign securities. Foreign securities present risks beyond those of U.S. issuers.

 . The Portfolio may contain small capitalization or start-up companies that have recently begun operations. Small cap and start-up companies present risks beyond those of large cap companies.

Investor Suitability

The Portfolio may be suitable for you if:

 . You are seeking to own health care stocks in one convenient package;

 . You want capital appreciation potential;

 . The Portfolio represents only a portion of your overall investment portfo-lio; and

 . The Portfolio is part of a longer term investment strategy that includes the investment in subsequent portfolios, if available.

The Portfolio is not appropriate for you if:

 . You are unwilling to take the risks involved with owning a concentrated eq-uity investment; or

 .You are seeking preservation of capital or high current income.

Fees and Expenses

This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the Portfolio.

Shareholder Fees

                                                            Percent
                                                           of Public Amount per
                                                           Offering    $1,000
                                                             Price   Invested(1)
                                                           --------- -----------
Sales Charge
Upfront Sales Charge(2)...................................   1.00%     $10.00
Deferred Sales Charge(3)..................................   1.95%     $19.50
                                                             -----     ------

Total Maximum Sales Charge................................   2.95%     $29.50

                                      ---

Estimated Annual Operating Expenses
(Paid from Portfolio Assets)

                                                                     Approximate
                                                     Amount per Unit % of Public
                                                     (based on a $10  Offering
                                                          Unit)       Price(1)
                                                     --------------- -----------
Trustee's Fee.......................................    $0.00950       0.0950%
Sponsor's Supervisory Fee...........................    $0.00350       0.0350%
Bookkeeping and Administrative Fees.................    $0.00250       0.0250%
Evaluator's Fee.....................................    $0.00300       0.0300%
Creation and Development Fee(4).....................    $0.02500       0.2500%
Other Operating Expenses(5).........................    $0.00175       0.0175%
                                                        --------       -------
Total...............................................    $0.04525       0.4525%

Maximum Organization Costs(6).......................    $0.02250       0.2250%

---------
(1) Based on 100 Units with a $10 per Unit Public Offering Price as of the Initial Date of Deposit.

(2) As provided below, the Upfront Sales Charge equals the difference between the Maximum Sales Charge of a fixed 2.95% for non-breakpoint purchases and any remaining deferred sales charges. Accordingly, the percentage amount of the Upfront Sales Charge will vary over time.

(3) The Deferred Sales Charge is a fixed dollar amount of $0.195 per Unit. The percentage provided is based on a $10 Unit as of the Initial Date of De-posit and the percentage amount will vary over time.

(4) The Creation and Development Fee compensates the Sponsor for creating and developing the Portfolio. The Portfolio accrues the fee daily during the life of the Portfolio based on its average net asset value and pays the Sponsor monthly. In connection with the Creation and Development Fee, in no event will the Sponsor collect over the life of the Portfolio more than 0.75% of a Unitholder's initial investment. The per Unit Creation and De-velopment Fee provided above is based on a $10 per Unit Public Offering Price on the Initial Date of Deposit. The actual annual Creation and De-velopment Fee that will be charged is 0.25% of average daily net assets and will exceed the per Unit fee provided above for Units whose value ex-ceeds $10 per Unit.

(5) Other Operating Expenses do not include brokerage costs and other transac-tional fees.

(6) Organization costs are deducted from Portfolio assets at the earlier of the close of the initial offering period or six months after the Initial Date of Deposit.

You will pay both an Upfront and a Deferred Sales Charge. The Upfront Sales Charge equals the difference between the Maximum Sales Charge of 2.95% of the Public Offering Price and any remaining deferred sales charges. The Deferred Sales Charges are $0.195 per Unit and are deducted monthly in installments of $0.039 per Unit on the last business day of each month from May 31, 2001, through September 28, 2001. If you redeem Units prior to the collection of the entire Deferred Sales Charge, any remaining deferred sales charges will be ac-celerated and collected at that time.

The maximum per Unit sales charges are reduced as follows:

                                                                          Total
                                                     Upfront  Deferred   Maximum
                                                      Sales     Sales     Sales
 Number of Units(1)                                 Charge(2) Charge(3)  Charge
 ------------------                                 --------- ---------  -------
 Less than 5,000..................................    1.00%     1.95%     2.95%
 5,000 to 9,999...................................    0.75%     1.95%     2.70%
 10,000 to 24,999.................................    0.50%     1.95%     2.45%
 25,000 to 49,999.................................    0.25%     1.95%     2.20%
 50,000 to 99,999.................................    0.00%     1.95%     1.95%
 100,000 or more..................................    0.00%     1.95%(4)  1.20%

---------
(1) Sales charge reductions are computed both on a dollar basis and on the ba-sis of the number of Units purchased, at any point of purchase, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you.
(2) The Upfront Sales Charge is based on the Unit price on the Initial Date of Deposit. Because the Upfront Sales Charge equals the difference between the applicable Total Sales Charge and the remaining deferred charges, the percentage and dollar amount of the Upfront Sales Charge will vary as the Unit price varies and after deferred charges begin.
(3) The Deferred Sales Charge is a fixed dollar amount of $0.195 per Unit. The percentage provided is based on a $10 Unit as the Initial Date of Deposit and the percentage amount will vary over time.

(4) All Units are subject to the same Deferred Sales Charge. To allow invest-ors who purchase 100,000 Units or more to pay a sales charge that is less than the Deferred Sales

                                      ---

  Charges, the Sponsor provides such investors with additional Units to lower the effective sales charge to 1.20%.

As described in "Public Offering Price" in Part B of the Prospectus, certain classes of investors are also entitled to reduced sales charges. The secondary market sales charges for the Portfolio are the same as primary market charges provided above.

Example

This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

The example assumes that you invest $10,000 in the Portfolio for the periods indicated and then either redeem or do not redeem your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. The example does not include brokerage costs and other transactional fees. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

  1 Year                3 Years                            5 Years                            10 Years
  -------               -------                           ---------                           ---------
  $362.07               $882.67                           $1,429.24                           $2,903.83

While the Portfolio has a term of approximately 15 months, you may be able to invest in future portfolios with reduced sales charges. These future sales charges are included in the amounts provided above.

See "Trust Operating Expenses" in Part B of the Prospectus for additional in-formation regarding expenses.

Dealer Concessions

The Sponsor plans to allow a concession of 2.25% of the Public Offering Price for primary and secondary market non-breakpoint purchases of Units to dealer firms in connection with the sale of Units in a given transaction.

The concession paid to dealers is reduced or eliminated in connection with Units sold in transactions to investors that receive reduced sales charges based on the number of Units sold or in connection with Units sold in Rollover Purchases, to Wrap Account Purchasers and to other investors entitled to the sales charge reduction applicable for Wrap Account Purchasers, as follows:


                                                                          %
                                                                      Concession
Number of Units*                                                       per Unit
----------------                                                      ----------
Less than 5,000......................................................    2.25%
5,000 to 9,999.......................................................    2.00%
10,000 to 24,999.....................................................    1.75%
25,000 to 49,999.....................................................    1.50%
50,000 to 99,999.....................................................    1.25%
100,000 or more......................................................    0.60%
Rollover Purchases (per Unit)........................................  $0.13
Wrap Account Purchasers..............................................    0.00%

*Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you and may result in a reduction in the concession per Unit.

See "Distributions of Units to the Public" in Part B of the Prospectus for ad-ditional information on dealer concessions and volume incentives.

                                      ---

--------------------------------------------------------------------------------

Schedule of Investments

(at the Initial Date of Deposit, October 25, 2000)

 U.S. Bancorp Piper Jaffray Medical Solutions 15-Month Portfolio, October 2000

                                                     Percentage
                                                         of
                                                     Aggregate                  Cost of    Current
Number of                                     Ticker  Offering  Market Value Securities to Dividend
 Shares     Name of Issuer of Securities(1)   Symbol   Price     per Share   Portfolio(2)  Yield(3)
---------------------------------------------------------------------------------------------------
           Drug Delivery Systems                        4.05%
    132    Alkermes, Inc.                     ALKS      4.05%    $ 38.5000     $  5,082      N/A
           Medical Instruments                          7.97%
     92    Guidant Corporation                GDT       3.99%      54.4375        5,008      N/A
     98    Medtronic, Inc.                    MDT       3.98%      51.0000        4,998     0.39%
           Medical Products                            12.03%
    225    Cyberonics, Inc.                   CYBX      4.02%      22.5000        5,063      N/A
     55    Johnson & Johnson                  JNJ       4.02%      91.6875        5,043     1.40%
    113    Stryker Corporation                SYK       3.99%      44.3125        5,007     0.15%
           Medical--Biomedical/Genomes                 23.92%
     71    Amgen Inc.                         AMGN      4.04%      71.3750        5,068      N/A
     87    Biogen, Inc.                       BGEN      3.96%      57.1250        4,970      N/A
     32    Genentech, Inc.                    DNA       3.98%     156.1250        4,996      N/A
    113    Immunex Corporation                IMNX      4.01%      44.5000        5,029      N/A
     66    Millennium Pharmaceuticals, Inc.   MLNM      3.91%      74.3750        4,909      N/A
    408    XOMA Ltd.                          XOMA      4.02%      12.3750        5,049      N/A
           Medical--Drugs                              48.04%
    102    Abbott Laboratories                ABT       4.00%      49.2500        5,024     1.54%
     81    American Home Products Corporation AHP       4.01%      62.1875        5,037     1.48%
    105    AstraZeneca Group Plc ADR(6)       AZN       3.98%      47.5625        4,994     0.97%
     72    Aventis SA ADR(6)                  AVE       4.01%      69.8750        5,031     0.46%
     81    Bristol-Myers Squibb Company       BMY       3.99%      61.8125        5,007     1.59%
     39    Forest Laboratories, Inc.          FRX       4.02%     129.5000        5,051      N/A
     85    Glaxo Wellcome Plc, ADR(6)         GLX       3.98%      58.8125        4,999     1.47%
     57    Eli Lilly and Company              LLY       3.98%      87.6875        4,998     1.19%
     59    Merck & Co., Inc.                  MRK       4.02%      85.4375        5,041     1.59%
    117    Pfizer Inc.                        PFE       4.01%      43.0000        5,031     0.84%
     92    Pharmacia Corporation              PHA       4.03%      55.0000        5,060     0.87%
     96    Schering-Plough Corporation        SGP       4.01%      52.5000        5,040     1.07%
           Therapeutics                                 3.99%
    364    Antigenics Inc.                    AGEN      3.99%      13.7500        5,005      N/A
  -----                                               -------                  --------
  2,842                                               100.00%                  $125,540
  =====                                               =======                  ========

---------
See "Notes to Portfolios."

Advertising and sales literature may include brief descriptions of the princi-pal businesses of the companies included in the Portfolio.

Please note that if this Prospectus is used as a preliminary prospectus for fu-ture Nuveen Defined Portfolios, the portfolio will contain different stocks from those described above.

                                      ---

U.S. Bancorp Piper Jaffray Medical Solutions Five-Year Portfolio, October 2000

Risk/Return Summary

Investment Objective

The Portfolio seeks to provide capital appreciation.

Investment Strategy

The Portfolio is selected jointly by Nuveen and U.S. Bancorp Piper Jaffray. U.S. Bancorp Piper Jaffray, a subsidiary of U.S. Bancorp, has more than 100 offices in 18 states. The Portfolio consists of the stocks of companies in the health care industry. The Portfolio is diversified across this industry, in-cluding companies involved in pharmaceuticals, medical devices and biotechnol-ogy.

The stocks are expected to remain in the Portfolio until termination.

Security Selection

To create the Portfolio, the Sponsor follows these steps:

 . identifies the various subsectors that comprise the health care sector;

 . analyzes which subsectors may benefit from the predicted growth of health care companies; and

 . selects representative companies within each subsector by examining:

 --products and/or services offered by the companies;

 --the competitive environment;

 --research and development capabilities;

 --management expertise;

 --strategic alliances and potential acquisitions;

 --financing; and

 --a fundamental and technical equity valuation assessment.

As of the Initial Date of Deposit, the stocks in the Portfolio are approxi-mately equally dollar weighted.

Sector Description

The health care industry is dedicated to developing and providing solutions to sustain and improve the quality of life. Major developments in the health care industry over the past decade have led to breakthrough products in areas such as the central nervous system and cardiovascular system. Yet vast opportuni-ties for new therapies still remain in these and other areas, including can-cer, heart disease and obesity. Because of these product advances, and the growing number of aging baby boomers who are moving towards years of peak health care usage, overall demand is likely to increase.

"We believe investors can benefit from the trends in health care by focusing investments on sectors that depend on research and development as the key foundation to long-term revenue growth . . . Included in this categorization are pharmaceuticals, medical devices and biotechnology . . . Select companies within these three sectors, in our opinion, offer sustainable growth opportu-nities with visible and relatively stable earnings prospects." (U.S. Bancorp Piper Jaffray Portfolio Strategy Group, June 2000.)

There are a number of factors influencing U.S. Bancorp Piper Jaffray's posi-tive recommendation of the health care industry.

Stable Demand Throughout the Economic Cycle: Health care spending is less de-pendent on economic conditions than is spending in many other sectors. For this reason, changes such as Federal Reserve rate hikes would have less of an impact on health care companies than on other more economically sensitive sec-tors.

Positive Long-term Demographic Trends: The aging of the baby boomer generation and the lengthening of life expectancy should continue to increase overall de-mand for health care. Currently, people age 65 and older account for approxi-mately 15 percent of the population, yet they consume 33 percent of pharmaceu-tical output. The World Health Organization estimates the global population over age 60 will rise from 580 million in 1998 to more than one billion by 2000.

Development of New and Improved Therapies: Research in areas such as heart disease, cancer, Alzheimer's disease, diabetes and obesity present high-growth opportunities for companies within our recommended sectors.

                                      ---

Potential Acceleration of Productivity and Growth: Dramatic industry consoli-dation through mergers, joint ventures and marketing agreements has taken place over the last two years. Productivity and growth rates should improve as these deals move from the planning stage to implementation. We believe these trends will continue within the industry over the foreseeable future.

The U.S. Bancorp Piper Jaffray Portfolio Strategy Group has identified three key areas of growth within the health care industry.

Pharmaceuticals--Pharmaceutical companies are involved in all phases of human drug development, from compound identification and patenting to clinical tri-als to marketing. While drug development has traditionally been centered on chemical compounds, most companies have now expanded their research to bio-pharmaceuticals, which are developed from proteins. In addition to human drug revenues, many pharmaceutical companies have animal drug and consumer divi-sions.

Medical Devices--Medical devices are physical products and equipment not me-tabolized by the body that are used to assist in the diagnosis and treatment of medical conditions. The technology used for medical device products ranges from being very simple, such as hand-held surgical tools, to being highly com-plex, such as implantable cardiac defibrillators.

Biotechnology--Biotechnology involves the application of genetic engineering and DNA technology to produce therapies and products. Unlike traditional drugs, which are chemically derived compounds, biopharmaceuticals use natu-rally occurring processes to develop compounds.

Please be aware that industry predictions may not materialize and that the companies selected for the Portfolio do not represent the entire industry and may not participate in the expected overall industry growth.

Future Portfolios

The Sponsor may create future portfolios that will invest in stocks in this sector. If these future portfolios are available, you may be able to reinvest into one of the portfolios at a reduced sales charge.

Primary Risks

You can lose money by investing in the Portfolio. In addition, the Portfolio may not perform as well as you hope. These things can happen for various rea-sons, including:

 . Stock prices can be volatile.

 . Share prices or dividend rates on the stocks may decline during the life of the Portfolio.

 . The Portfolio is not actively managed and may continue to purchase or hold a stock included in the Portfolio even though the stock's outlook or its mar-ket value or yield may have changed.

 . The Portfolio is concentrated in the health care industry. Adverse develop-ments in these industries may significantly affect the value of your Units. Companies involved in these industries must contend with the high costs of research and development and intense competition.

 . Certain of the securities included in the Portfolio may be foreign securi-ties or American Depositary Receipts that evidence ownership of underlying foreign securities. Foreign securities present risks beyond those of U.S. issuers.

 . The Portfolio may contain small capitalization or start-up companies that have recently begun operations. Small cap and start-up companies present risks beyond those of large cap companies.

Investor Suitability

The Portfolio may be suitable for you if:

 . You are seeking to own health care stocks in one convenient package;

 . You want capital appreciation potential;

 . The Portfolio represents only a portion of your overall investment portfo-lio; and

 . The Portfolio is part of a longer term investment strategy.

The Portfolio is not appropriate for you if:

 . You are unwilling to take the risks involved with owning a concentrated eq-uity investment; or

 . You are seeking preservation of capital or high current income.

Fees and Expenses

This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the Portfolio.

                                      ---

Shareholder Fees

                                                       Percent of    Amount per
                                                     Public Offering   $1,000
                                                          Price      Invested(1)
                                                     --------------- -----------
Sales Charge
Upfront Sales Charge(2).............................      1.00%        $10.00
Deferred Sales Charge(3)............................      3.50%        $35.00
                                                          -----        ------
Total Maximum Sales
 Charge.............................................      4.50%        $45.00

Estimated Annual Operating Expenses
(Paid from Portfolio Assets)

                                                                   Approximate %
                                                   Amount per Unit   of Public
                                                   (based on a $10   Offering
                                                        Unit)        Price(1)
                                                   --------------- -------------
Trustee's Fee.....................................    $0.00950        0.0950%
Sponsor's Supervisory Fee.........................    $0.00350        0.0350%
Bookkeeping and Administrative Fees...............    $0.00250        0.0250%
Evaluator's Fee...................................    $0.00300        0.0300%
Creation and Development
  Fee(4)..........................................    $0.02500        0.2500%
Other Operating Expenses(5).......................    $0.00175        0.0175%
                                                      --------        ------
Total.............................................    $0.04525        0.4525%

Maximum Organization Costs(6).....................    $0.02250        0.2250%

---------

(1) Based on 100 Units with a $10 per Unit Public Offering Price as of the Initial Date of Deposit.

(2) As provided below, the Upfront Sales Charge equals the difference between the Maximum Sales Charge of a fixed 4.5% for non-breakpoint purchases and any remaining deferred sales charges. Accordingly, the percentage amount of the Upfront Sales Charge will vary over time.

(3) The Deferred Sales Charge is a fixed dollar amount of $0.35 per Unit. The percentage provided is based on a $10 Unit as of the Initial Date of De-posit and the percentage amount will vary over time.

(4) The Creation and Development Fee compensates the Sponsor for creating and developing the Portfolio. The Portfolio accrues the fee daily during the life of the Portfolio based on its average net asset value and pays the Sponsor monthly. In connection with the Creation and Development Fee, in no event will the Sponsor collect over the life of the Portfolio more than 2.75% of a Unitholder's initial investment. The per Unit Creation and De-velopment Fee provided above is based on a $10 per Unit Public Offering Price on the Initial Date of Deposit. The actual annual Creation and De-velopment Fee that will be charged is 0.25% of average daily net assets and will exceed the per Unit fee provided above for Units whose value ex-ceeds $10 per Unit.

(5) Other Operating Expenses do not include brokerage costs and other transac-tional fees.

(6) Organization costs are deducted from Portfolio assets at the earlier of the close of the initial offering period or six months after the Initial Date of Deposit.

You will pay both an Upfront and a Deferred Sales Charge. The Upfront Sales Charge equals the difference between the Maximum Sales Charge of 4.5% of the Public Offering Price and any remaining deferred sales charges. The Deferred Sales Charges are $0.35 per Unit and are deducted monthly in installments of $0.07 per Unit on the last business day of each month from May 31, 2001 through September 28, 2001. If you redeem Units prior to the collection of the entire Deferred Sales Charge, any remaining deferred sales charges will be ac-celerated and collected at that time.

The maximum per Unit sales charges are reduced as follows:

                                                                          Total
                                                     Upfront  Deferred   Maximum
                                                      Sales     Sales     Sales
 Number of Units(1)                                 Charge(2) Charge(3)  Charge
 ------------------                                 --------- ---------  -------
 Less than 5,000..................................    1.00%     3.50%     4.50%
 5,000 to 9,999...................................    0.75%     3.50%     4.25%
 10,000 to 24,999.................................    0.50%     3.50%     4.00%
 25,000 to 49,999.................................    0.00%     3.50%     3.50%
 50,000 to 99,999.................................    0.00%     3.50%(4)  2.50%
 100,000 or more..................................    0.00%     3.50%(4)  1.50%

---------
(1) Sales charge reductions are computed both on a dollar basis and on the ba-sis of the number of Units purchased, at any point of purchase, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you.
(2) The Upfront Sales Charge is based on the Unit price on the Initial Date of Deposit. Because the Upfront Sales Charge equals the difference between the applicable Total Sales Charge and the remaining deferred charges, the percentage and dollar amount of the Upfront Sales Charge will vary as the Unit price varies and after deferred charges begin.

                                      ---

(3) The Deferred Sales Charge is a fixed dollar amount of $0.35 per Unit. The percentage provided is based on a $10 Unit as the Initial Date of Deposit and the percentage amount will vary over time.

(4) All Units are subject to the same Deferred Sales Charge. To allow invest-ors who purchase 50,000 Units or more to pay a sales charge that is less than the Deferred Sales Charges, the Sponsor provides such investors with additional Units to lower the effective sales charge.

As described in "Public Offering Price" in Part B of the Prospectus, certain classes of investors are also entitled to reduced sales charges. See "Public Offering Price" in Part B of the Prospectus for secondary market sales charges.

Example

This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

The example assumes that you invest $10,000 in the Portfolio for the periods indicated and then either redeem or do not redeem your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. The example does not include brokerage costs and other transactional fees. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                                                                                             Life of
   1 Year                           3 Years                                                  Portfolio
   -------                          -------                                                 ----------
   $513.57                          $605.96                                                  $706.94

See "Trust Operating Expenses" in Part B of the Prospectus for additional in-formation regarding expenses.

Dealer Concessions

The Sponsor plans to allow a concession of 3.50% of the Public Offering Price for primary market non-breakpoint purchases of Units to dealer firms in con-nection with the sale of Units in a given transaction.

The concession paid to dealers is reduced or eliminated in connection with Units sold in transactions to investors that receive reduced sales charges based on the number of Units sold or in connection with Units sold in Rollover Purchases, to Wrap Account Purchasers and to other investors entitled to the sales charge reduction applicable for Wrap Account Purchasers, as follows:

                                                                          %
                                                                      Concession
Number of Units*                                                       per Unit
----------------                                                      ----------
Less than 5,000......................................................   3.50%
5,000 to 9,999.......................................................   3.25%
10,000 to 24,999.....................................................   3.00%
25,000 to 49,999.....................................................   2.50%
50,000 to 99,999.....................................................   1.50%
100,000 or more......................................................   0.75%
Rollover Purchases (per Unit)........................................   $0.25
Wrap Account Purchasers..............................................   0.00%

*Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you and may result in a reduction in the concession per Unit.

See "Distributions of Units to the Public" in Part B of the Prospectus for ad-ditional information on dealer concessions, volume incentives and secondary market concessions.

                                      ---

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Schedule of Investments

(at the Initial Date of Deposit, October 25, 2000)

 U.S. Bancorp Piper Jaffray Medical Solutions Five-Year Portfolio, October 2000

                                                     Percentage
                                                         of
                                                     Aggregate                  Cost of    Current
Number of                                     Ticker  Offering  Market Value Securities to Dividend
 Shares     Name of Issuer of Securities(1)   Symbol   Price     per Share   Portfolio(2)  Yield(3)
---------------------------------------------------------------------------------------------------
           Drug Delivery Systems                        4.05%
    132    Alkermes, Inc.                     ALKS      4.05%    $ 38.5000     $  5,082      N/A
           Medical Instruments                          7.97%
     92    Guidant Corporation                GDT       3.99%      54.4375        5,008      N/A
     98    Medtronic, Inc.                    MDT       3.98%      51.0000        4,998     0.39%
           Medical Products                            12.03%
    225    Cyberonics, Inc.                   CYBX      4.02%      22.5000        5,063      N/A
     55    Johnson & Johnson                  JNJ       4.02%      91.6875        5,043     1.40%
    113    Stryker Corporation                SYK       3.99%      44.3125        5,007     0.15%
           Medical--Biomedical/Genomes                 23.92%
     71    Amgen Inc.                         AMGN      4.04%      71.3750        5,068      N/A
     87    Biogen, Inc.                       BGEN      3.96%      57.1250        4,970      N/A
     32    Genentech, Inc.                    DNA       3.98%     156.1250        4,996      N/A
    113    Immunex Corporation                IMNX      4.01%      44.5000        5,029      N/A
     66    Millennium Pharmaceuticals, Inc.   MLNM      3.91%      74.3750        4,909      N/A
    408    XOMA Ltd.                          XOMA      4.02%      12.3750        5,049      N/A
           Medical--Drugs                              48.04%
    102    Abbott Laboratories                ABT       4.00%      49.2500        5,024     1.54%
     81    American Home Products Corporation AHP       4.01%      62.1875        5,037     1.48%
    105    AstraZeneca Group Plc ADR(6)       AZN       3.98%      47.5625        4,994     0.97%
     72    Aventis SA ADR(6)                  AVE       4.01%      69.8750        5,031     0.46%
     81    Bristol-Myers Squibb Company       BMY       3.99%      61.8125        5,007     1.59%
     39    Forest Laboratories, Inc.          FRX       4.02%     129.5000        5,051      N/A
     85    Glaxo Wellcome Plc, ADR(6)         GLX       3.98%      58.8125        4,999     1.47%
     57    Eli Lilly and Company              LLY       3.98%      87.6875        4,998     1.19%
     59    Merck & Co., Inc.                  MRK       4.02%      85.4375        5,041     1.59%
    117    Pfizer Inc.                        PFE       4.01%      43.0000        5,031     0.84%
     92    Pharmacia Corporation              PHA       4.03%      55.0000        5,060     0.87%
     96    Schering-Plough Corporation        SGP       4.01%      52.5000        5,040     1.07%
           Therapeutics                                 3.99%
    364    Antigenics Inc.                    AGEN      3.99%      13.7500        5,005      N/A
  -----                                               -------                  --------
  2,842                                               100.00%                  $125,540
  =====                                               =======                  ========

---------
See "Notes to Portfolios."

Advertising and sales literature may include brief descriptions of the princi-pal businesses of the companies included in the Portfolio.

Please note that if this Prospectus is used as a preliminary prospectus for fu-ture Nuveen Defined Portfolios, the portfolio will contain different stocks from those described above.

                                      ---

How to Buy and Sell Units

Investing in the Portfolios

The minimum investment in the primary and secondary market is normally $1,000 or 100 Units, whichever is less. However, for IRA purchases the minimum in-vestment is $500 or the nearest whole number of Units whose value is less than $500.

You can buy Units from any participating dealer.

As of October 25, 2000, the Initial Date of Deposit, the per Unit Public Of-fering Price for each Portfolio is $10.00. As described above, Units are sub-ject to an Upfront Sales Charge that is equal to the difference between the Total Maximum Sales Charge of 4.50% of the Public Offering Price for the Five-Year Portfolios (2.95% of the Public Offering Price for the 15-Month Portfo-lios) and the remaining deferred sales charges. If a Portfolio has any remain-ing deferred sales charges, you will also pay those charges. Deferred Sales Charge is deducted monthly in installments of $0.039 per Unit for the 15-Month Portfolios and $0.07 per Unit for the Five-Year Portfolios from May 31, 2001 to September 28, 2001. The Public Offering Price includes the sales charge and the estimated organization cost of $0.0225 per Unit. The Public Offering Price changes every day with changes in the price of the securities. As of the close of business on October 25, 2000, the number of Units of each Portfolio may be adjusted so that the per Unit Public Offering Price will equal $10.00.

If you are buying Units in the primary market with assets received from the redemption or termination of another Nuveen Defined Portfolio, you will pay a reduced sales charge of $0.35 per Unit for the Five-Year Portfolios and $0.195 per Unit for the 15-Month Portfolios. You may also buy Units with that sales charge if you are purchasing Units in the primary market with the termination proceeds from a non-Nuveen unit trust with a similar investment strategy. Such purchases entitled to this sales charge reduction may be classified as "Rollover Purchases."

Wrap Account Purchasers and certain other investors described in Part B of the Prospectus may buy Units with a sales charge equal to the portion of the sales charge retained by the Sponsor for non-breakpoint purchases (approximately 1% of the Public Offering Price for Five-Year Portfolios and 0.70% of the Public Offering Price for 15-Month Portfolios). Wrap account arrangements generally involve additional fees charged by your broker, financial advisor or financial planner.


Each Portfolio's securities are valued by the Evaluator, The Bank of New York, generally on the basis of their closing sales prices on the applicable securi-ties exchange or The Nasdaq Stock Market, Inc. every business day.

The Sponsor intends to periodically create additional Units of the Portfolios. See "Nuveen Defined Portfolios" and "Composition of Trusts" in Part B of the Prospectus for more details.

See "Public Offering Price" and "Market for Units" in Part B for additional information on investing in the Portfolios.

Sales or Redemptions

Units may be redeemed by the Trustee, The Bank of New York, on any business day at their current market value. Unitholders of the Portfolios who purchase at least 1,000 Units or whose Units are worth $10,000, as determined by the Trustee, may elect to be distributed the underlying stock, rather than cash, if the election is made at least five business days prior to a Portfolio's termination. In-kind distributions are not available for foreign securities not traded on a U.S. securities exchange.

Although not obligated to do so, the Sponsor may maintain a market for Units and offer to repurchase the Units at prices based on their current market val-ue. If a secondary market is not maintained, a Unitholder may still redeem Units through the Trustee.

During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the price at which the Trustee will redeem Units and the price at which the Sponsor may repurchase Units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

Any applicable deferred sales charges remaining on Units at the time of their sale or redemption will be collected at that time.

See "Redemption" and "Market for Units" in Part B of the Prospectus for de-tails.

                                      ---

Risk Factors

You can lose money by investing in a Portfolio. Recently, equity markets have experienced significant volatility. Your investment is at risk primarily be-cause of:

 . Market risk

  Market risk is the risk that a particular stock in a Portfolio, the Portfo-lio itself or stocks in general may fall in value. Market value may be af-fected by a variety of factors including:

  --General stock market movements;

  --Changes in the financial condition of an issuer or an industry;

  --Changes in perceptions about an issuer or an industry;

  --Interest rates and inflation;

  --Governmental policies and litigation; and

  --Purchases and sales of securities by the Portfolio.

 . Inflation risk

  Inflation risk is the risk that the value of assets or income from invest-ments will be less in the future as inflation decreases the value of money.

 . Small and start-up company risk

  Some of the stocks selected for the Portfolios may be issued by small capi-talization companies or start-up companies that have recently begun opera-tions. These stocks customarily involve more investment risk than larger capitalization or more seasonal stocks. These additional risks are due in part to the following factors. Small cap and start-up companies may:

  --Have limited product lines, markets or financial resources;

  --Have less publicly available information;

  --Lack management depth or experience;

  --Be less liquid;

  --Be more vulnerable to adverse general market or economic developments; and

  --Be dependent upon products that were recently brought to market or key personnel.

 . Concentration risk

  When stocks in a particular industry make up 25% or more of a Portfolio, it is said to be "concentrated" in that industry, which makes a Portfolio less diversified and subject to more market risk. The Portfolios are concentrated in the securities of their respective industries. Please be aware that the industry predictions contained in the Prospectus for the Portfolios may not materialize, and that the companies selected for a Portfolio do not repre-sent its entire industry and such Portfolio may not participate in the ex-pected overall industry growth.

Financial Services Industry--There are three types of financial services com-panies that may be included in the Financial Scope Portfolio: banks and thrifts, insurance companies and investment firms.

  --Banks and thrifts must contend with:

   volatile interest rates;

   the adverse affects of economic recession;

   competition;

   portfolio concentrations in geographic markets and in real estate loans;
   and

   significant regulation.

  --Insurance companies must contend with:

   interest rate movements;

   the imposition of premium rate caps;

   competition and pressure to compete globally;

   weather catastrophes and other disasters that require payouts;

   mortality rates; and

   government regulation or tax law changes.

  --Investment firms must contend with:

   shrinking profit margins due to new competitors;

   the cost of new technology; and

   the pressure to compete globally.

Health Care Industry--Here is what you should know about a concentration in stocks of the health care industry:

  --Companies involved in this industry must contend with:

   intense competition;

   termination of their patent protections; and

   technological advances that may render their products or services obsolete.

                                      ---

  --Government regulation of their products and services can have a signifi-cant unfavorable effect on the price and availability of such products and services.

Pharmaceutical Industry--Here is what you should know about a concentration in stocks of the pharmaceutical industry:

  --Companies involved in this industry must contend with:

   increasing competition from generic drug sales;

   termination of their patent protection for drug products; and

   technological advances that may render their products or services obsolete,

  --Government regulation of their products and services can have a signifi-cant unfavorable effect on the price and availability of such products and services.

Additionally, companies in each of the Portfolios may have:

  --Exceptionally high price-to-earnings ratios with little or no earnings histories; and

  --Experienced extreme price and volume fluctuations that often have been un-related to their operating performance.

 . Foreign risks

  Certain of the securities included in the Portfolios may be stocks and/or American Depositary Receipts ("ADRs") of foreign companies. ADRs are denomi-nated in U.S. dollars and are typically issued by a U.S. bank or trust com-pany. An ADR evidences ownership of an underlying foreign security. The Trustee acts as the depositary for a number of ADRs. The presence of either ADRs or other foreign securities in a Portfolio is indicated in the Schedule of Investments for that Portfolio.

  Foreign securities present risks beyond securities of U.S. issuers. Foreign securities may be affected by:

  --Adverse political, diplomatic and economic developments;

  --Political or economic instability;

  --Higher brokerage costs;

  --Currency risk;

  --Less liquidity;

  --More volatile prices;

  --Reduced government regulation;

  --Different accounting standards;

  --Foreign taxation; and

  --Less publicly available information.

Distributions

Income Distributions

Cash dividends received by a Portfolio, net of expenses, will be paid on the last business day of each June and December ("Income Distribution Dates"), be-ginning December 29, 2000, to Unitholders of record each June 15 and December 15 ("Income Record Dates"), respectively.

Capital Distributions

Distributions of funds in the Capital Account, net of expenses, will be made when a Portfolio terminates. In certain circumstances, additional distribu-tions may be made.

See "Distributions To Unitholders" in Part B of the Prospectus for more de-tails.

General Information

Termination

Commencing on January 24, 2002 and October 24, 2005 for the 15-Month Portfo-lios and the Five-Year Portfolios, respectively, the Mandatory Termination Dates, the securities in the applicable Portfolio will begin to be sold as prescribed by the Sponsor. The Trustee will provide written notice of the ter-mination to Unitholders which will specify when certificates may be surren-dered.

Unitholders will receive a cash distribution within a reasonable time after a Portfolio terminates. Unitholders who purchase at least 1,000 Units or whose Units are worth $10,000 may elect to be distributed the underlying stock if the election is made at least five business days prior to a Portfolio's termi-nation. However, in-kind distributions are not available for foreign securi-ties not traded on a U.S. securities exchange. See "Distributions to Unitholders" and "Other Information--Termination of Indenture" in Part B of the Prospectus for more details.

                                      ---

The Sponsor

Since our founding in 1898, Nuveen Investments has been synonymous with in-vestments that withstand the test of time. Today, we offer a range of equity and fixed-income unit trusts designed to suit the unique circumstances and fi-nancial planning needs of our investors. Nuveen, a leader in tax-efficient in-vesting, believes that a carefully selected portfolio can play an important role in building and sustaining the wealth of a lifetime. Nuveen began offer-ing defined portfolios in 1961 and more than 1.5 million investors have trusted Nuveen to help them maintain the lifestyle they currently enjoy.

The Prospectus describes in detail the investment objectives, policies and risks of the Portfolio. We invite you to discuss the contents with your finan-cial advisor, or you may call us at 800-742-8860 for additional information. Nuveen personnel may from time to time maintain a position in certain stocks held by the Portfolio.

U.S. Bancorp Piper Jaffray

U.S. Bancorp Piper Jaffray, a subsidiary of Minneapolis-based U.S. Bancorp, provides a full range of investment products and services to individuals, in-stitutions and businesses. The company has a national reputation for its ex-pertise in fundamental and technical research and has seventy-five analysts covering more than 300 companies in five core industries: consumer, financial institutions, health care, industrial growth and technology. Analysts are lo-cated in Minneapolis, San Francisco, Menlo Park, CA and New York.

On October 4, 2000, Firstar Corporation and U.S. Bancorp publicly announced that they had signed a merger agreement. The merger is expected to close in the first quarter of 2001. The combined companies will operate under the U.S. Bancorp name and will be headquartered in Minneapolis. Together, the combined companies will become the 8th largest bank holding company in the U.S.

U.S. Bancorp Piper Jaffray Equity Research

The Portfolio Strategy Group of U.S. Bancorp Piper Jaffray provides investment advice, financial strategies and recommendations primarily to individual in-vestors. Based in Minneapolis, the Group offers independent market and secu-rity analysis using the information, tools and resources of the U.S. Bancorp Piper Jaffray Research Department, national research correspondents, industry publications, company contacts and data services.

Optional Features

Letter of Intent (LOI)

Investors may use a Letter of Intent to get reduced sales charges on purchases made over a 13-month period (and to take advantage of dollar cost averaging). Unitholders will not be permitted to apply future rollover purchases to sat-isfy the LOI amount. The minimum LOI investment is $50,000. See "Public Offer-ing Price" in Part B of the Prospectus for details.

Reinvestment

Distributions from a Portfolio can be invested with no sales charge into Nuveen mutual or money market funds. Also, income and certain capital distri-butions from a Portfolio can be reinvested into additional Units of the Port-folio without a sales charge. See "Distributions to Unitholders" and "Accumu-lation Plan" in Part B of the Prospectus for details.

Nuveen Mutual Funds

Portfolio purchases may be applied toward breakpoint pricing discounts for Nuveen Mutual Funds. For more information about Nuveen investment products, obtain a prospectus from your financial advisor.

                                      ---

-------------------------------------------------------------------------------
Notes to Portfolios

---------

(1) All Securities are represented by contracts to purchase such Securities for the performance of which an irrevocable letter of credit has been de-posited with the Trustee. The contracts to purchase the Securities were entered into by the Sponsor on October 24, 2000.

(2) The cost of the Securities to the Portfolio represents the aggregate un-derlying value with respect to the Securities acquired (generally deter-mined by the Evaluator based on the closing sale prices of the listed Se-curities on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Trustee. As of the Initial Date of Deposit, other information regarding the Securities is as follows:

                                                           Estimated   Estimated Net
                                                         Annual Income Annual Income
                              Value of  Cost to   Gain   Distributions Distributions
                             Securities Sponsor  (loss)  Per Portfolio   Per Unit
                             ---------- -------- ------  ------------- -------------
   U.S. Bancorp Piper
    Jaffray Financial Scope
    15-Month Portfolio.....   $175,822  $175,921 $ (99)     $3,639       $0.15966
   U.S. Bancorp Piper
    Jaffray Medical
    Solutions 15-Month
    Portfolio..............   $125,540  $125,250 $ 290      $  753       $0.01417
   U.S. Bancorp Piper
    Jaffray Financial Scope
    Five-Year Portfolio....   $175,822  $175,921 $ (99)     $3,639       $0.15966
   U.S. Bancorp Piper
    Jaffray Medical
    Solutions Five-Year
    Portfolio..............   $125,540  $125,250 $ 290      $  753       $0.01417

  Estimated Annual Income Distributions are based on the most recent ordinary dividend paid on that Security. Estimated Net Annual Income Distributions per Unit are based on the number of Units and the aggregate value of the Securities per Unit as of the Initial Date of Deposit. Investors should note that the actual amount of income distributed per Unit by the Portfolio will vary from the estimated amount due to a variety of factors including, changes in the items described in the preceding sentence, expenses and actual dividends declared and paid by the issuers of the Securities.

(3) Current Dividend Yield for each Security was calculated by annualizing the last quarterly or semi-annual ordinary dividend declared on that Security and dividing the result by that Security's closing sale price on the busi-ness day prior to the Initial Date of Deposit.

(4) This Security is a foreign security not listed on a U.S. exchange.

(5) This Security represents the common stock of a foreign company which trades directly on a United States national securities exchange.

(6) This Security is an American Depositary Receipt of a foreign company that is denominated in U.S. dollars and traded on a U.S. exchange.

Please note that if this Prospectus is used as a preliminary prospectus for future Nuveen Defined Portfolios, the portfolios will contain different stocks from those described in this Prospectus.

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                                      ---

Statements of Condition

(at the Initial Date of Deposit, October 25, 2000)

                                                               Financial  Medical
                                                                 Scope   Solutions
                                                               15-Month  15-Month
                                                               Portfolio Portfolio
Trust Property                                                 --------- ---------
Investment in securities represented by purchase
 contracts(1)(2).............................................  $175,822  $125,540
                                                               ========  ========
Liabilities and Interest of Unitholders
Liabilities:
  Deferred sales charge(3)...................................  $  3,463  $  2,473
  Reimbursement of Sponsor for organization costs(4).........  $    400  $    285
                                                               --------  --------
     Total...................................................  $  3,863  $  2,758
                                                               ========  ========
Interest of Unitholders:
  Units of fractional undivided interest outstanding.........    17,759    12,680
                                                               --------  --------
  Cost to investors(5).......................................  $177,546  $126,770
   Less: Gross underwriting commission(6)....................  $  5,187  $  3,703
   Less: Organization costs(4)...............................  $    400  $    285
                                                               --------  --------
  Net amount applicable to investors.........................  $171,959  $122,782
                                                               --------  --------
     Total...................................................  $175,822  $125,540
                                                               ========  ========

---------

(1) Aggregate cost of securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the pur-chase of the securities pursuant to contracts for the purchase of such se-curities.

(3) Represents the amount of mandatory distributions from the Portfolio ($0.195 per Unit), payable to the Sponsor in five equal monthly install-ments of $0.039 per Unit beginning on May 31, 2001, and on the last busi-ness day thereafter through September 28, 2001.

(4) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing a Portfolio. These costs have been estimated at $0.0225 per Unit for each Portfolio. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the in-vestors to the Sponsor will be satisfied. To the extent that actual organ-ization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of a Portfolio.

(5) Aggregate Public Offering Price computed as set forth under "PUBLIC OFFER-ING PRICE" in Part B of this Prospectus.

(6) The gross underwriting commission of 2.95% per Unit includes both an Upfront and a Deferred Sales Charge and has been calculated on the assump-tion that the Units sold are not subject to a reduction of sales charges for quantity purchases. In single transactions involving 5,000 Units or more, the sales charge is reduced. (See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.)


                                      ---

(at the Initial Date of Deposit, October 25, 2000)

                                                            Financial  Medical
                                                              Scope   Solutions
                                                            Five-Year Five-Year
                                                            Portfolio Portfolio
Trust Property                                              --------- ---------
Investment in securities represented by purchase
 contracts(1)(2)..........................................  $175,822  $125,540
                                                            ========  ========
Liabilities and Interest of Unitholders
Liabilities:
  Deferred sales charge(3)................................  $  6,216  $  4,438
  Reimbursement of Sponsor for organization costs(4)......  $    400  $    285
                                                            --------  --------
     Total................................................  $  6,616  $  4,723
                                                            ========  ========
Interest of Unitholders:
  Units of fractional undivided interest outstanding......    17,759    12,680
                                                            --------  --------
  Cost to investors(5)....................................  $177,518  $126,751
   Underwriting commission(6).............................  $  7,912  $  5,649
   Less: Organization costs(4)............................  $    400  $    285
                                                            --------  --------
  Net amount applicable to investors......................  $169,206  $120,817
                                                            --------  --------
     Total................................................  $175,822  $125,540
                                                            ========  ========

---------

(1) Aggregate cost of securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the pur-chase of the securities pursuant to contracts for the purchase of such se-curities.

(3) Represents the amount of mandatory distributions from the Portfolio ($0.35 per Unit) payable to the Sponsor in five equal monthly installments of $0.07 per Unit beginning on May 31, 2001 and on the last business day thereafter through September 28, 2001.

(4) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing a Portfolio. These costs have been estimated at $0.0225 per Unit for each Portfolio. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the in-vestors to the Sponsor will be satisfied. To the extent that actual organ-ization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of a Portfolio.

(5) Aggregate Public Offering Price computed as set forth under "PUBLIC OFFER-ING PRICE" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.50% per Unit includes both an Upfront and a Deferred Sales Charge and has been calculated on the assump-tion that the Units sold are not subject to a reduction of sales charges for quantity purchases. In single transactions involving 5,000 Units or more, the sales charge is reduced. (See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.)

                                      ---

Report of Independent Public Accountants

To the Board of Directors of Nuveen Investments and Unitholders of Nuveen Unit Trusts, Series 101:

We have audited the accompanying statements of condition and the schedules of investments at date of deposit (included in Part A of this Prospectus) of Nuveen Unit Trusts, Series 101 as of October 25, 2000. These financial state-ments are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally ac-cepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial state-ments are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (2) to the statements of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statements of condition and the schedules of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Nuveen Unit Trusts, Series 101, as of October 25, 2000, in conformity with accounting principles generally accepted in the United States.

                                                ARTHUR ANDERSEN LLP

Chicago, Illinois

October 25, 2000

                                      ---

[Nuveen Defined Portfolios Logo]

                         NUVEEN UNIT TRUSTS, SERIES 101
                              PROSPECTUS -- PART A

                             October 25, 2000

                              Sponsor       Nuveen Investments
                                            333 West Wacker Drive
                                            Chicago, IL 60606-1286
                                            Telephone: 312-917-7700


                              Trustee       The Bank of New York
                                            101 Barclay Street
                                            New York, NY 10286
                                            Telephone: 800-742-8860

  This Prospectus does not contain complete information about the Portfolios filed with the Securities and Exchange Commission in Washington, DC under the:

  Securities Act of 1933 (file no. 333-44660)

  Investment Company Act of 1940 (file no. 811-08103)

  More information about the Portfolios, including the code of ethics adopted by the Sponsor and the Nuveen Unit Trusts, can be found in the Commission's Public Reference Room. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Portfolio in-formation is also available on the EDGAR Database on the Commission's website at http://www.sec.gov, or may be obtained at prescribed rates by sending an e-mail request to publicinfo@sec.gov or by writing to the Commission's Public Reference Section at 450 Fifth Street NW, Washington, D.C. 20549-0102.

  No person is authorized to give any information or representation about a Portfolio not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.

  When Units of a Portfolio are no longer available or for investors who will reinvest into subsequent series of a Portfolio, this Prospectus may be used as a preliminary Prospectus for a future series. If this is the case, investors should note the following:

    1. Information in this Prospectus is not complete and may be changed;

    2. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective; and

    3. This Prospectus is not an offer to sell the securities of a future series and is not soliciting an offer to buy such securities in any state where the offer or sale is not permitted.

[LOGO NUVEEN DEFINED PORTFOLIOS]

Nuveen Equity Portfolio Prospectus

         Prospectus Part B dated October 25, 2000

  The Prospectus for a Nuveen Defined Portfolio (a "Trust") is divided into two parts. Part A of the Prospectus relates exclusively to a particular Trust or Trusts and provides specific information regarding each Trust's portfolio, strategies, investment objectives, expenses, financial highlights, income and capital distributions, hypothetical performance information, risk factors and optional features. Part B of the Prospectus provides more general information regarding the Nuveen Defined Portfolios. You should read both Parts of the Pro-spectus and retain them for future reference. Except as provided in Part A of the Prospectus, the information contained in this Part B will apply to each Trust.

  Additional information about the Trusts is provided in the Information Sup-plement. You can receive an Information Supplement by calling The Bank of New York (the "Trustee") at (800) 742-8860.

Nuveen Defined Portfolios

Each Nuveen Defined Portfolio consists of a portfolio of Securities of compa-nies described in the applicable Part A of the Prospectus (see "Schedule of In-vestments" in Part A of the Prospectus for a list of the Securities included in a Trust).

Minimum Investment--$1,000 or 100 Units ($500 or nearest whole number of Units whose value is less than $500 for IRA purchases), whichever is less.

Redeemable Units. Units of a Trust are redeemable at the offices of the Trustee at prices based upon the aggregate underlying value of the Securities (gener-ally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit includes estimated or-ganization costs per Unit. After such period, the Redemption Price will not in-clude such estimated organization costs. See "Risk/Return Summary--Fees and Ex-penses" in Part A of the Prospectus for the organization costs and see "REDEMP-TION" herein for a more detailed discussion of redeeming your Units.

Dividend and Capital Distributions. Cash dividends received by a Trust will be paid on those dates set forth under "Distributions" in Part A of the Prospec-tus. Distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution, if applicable, and in certain cir-cumstances, earlier. See "DISTRIBUTIONS TO UNITHOLDERS."

Public Offering Price. Public Offering Price of a Trust during the Initial Of-fering Period is based upon the aggregate underlying value of the Securities in the Trust's portfolio (generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities) plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus a sales charge as set forth in Part A of the Prospectus and is rounded to the nearest cent. The Public Offering Price during the period ending with the earlier of six months after the Initial Date of Deposit or the end of the ini-tial offering period also includes organization costs incurred in establishing a Trust. These costs will be deducted from the assets of the Trust as of the close of such period. See "Risk/Return Summary--Fees and Expenses" in Part A of the Prospectus. For Units purchased in the secondary market, the Public Offer-ing Price is based upon the aggregate underlying value of the Securities in the Trust (generally determined by the closing sale prices of the listed Securities and the bid prices of over-the-counter traded Securities) plus the applicable sales charges. A pro rata share of accumulated dividends, if any, in the Income Account from the preceding Record Date to, but not including, the settlement date (normally three business days after purchase) is added to the Public Of-fering Price. (See "PUBLIC OFFERING PRICE.")

  The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
NUVEEN DEFINED PORTFOLIOS..................................................   3
COMPOSITION OF TRUSTS......................................................   4
PUBLIC OFFERING PRICE......................................................   5
MARKET FOR UNITS...........................................................   9
EVALUATION OF SECURITIES AT THE INITIAL DATE OF DEPOSIT....................   9
TAX STATUS.................................................................  10
RETIREMENT PLANS...........................................................  14
TRUST OPERATING EXPENSES...................................................  14
DISTRIBUTIONS TO UNITHOLDERS...............................................  15
ACCUMULATION PLAN..........................................................  16
REPORTS TO UNITHOLDERS.....................................................  17
UNIT VALUE AND EVALUATION..................................................  17
DISTRIBUTIONS OF UNITS TO THE PUBLIC.......................................  18
OWNERSHIP AND TRANSFER OF UNITS............................................  20
REDEMPTION.................................................................  20
SPECIAL REDEMPTION, LIQUIDATION AND INVESTMENT IN A NEW TRUST..............  22
PURCHASE OF UNITS BY THE SPONSOR...........................................  23
REMOVAL OF SECURITIES FROM THE TRUSTS......................................  24
INFORMATION ABOUT THE TRUSTEE..............................................  24
LIMITATIONS ON LIABILITIES OF SPONSOR AND TRUSTEE..........................  25
SUCCESSOR TRUSTEES AND SPONSORS............................................  25
INFORMATION ABOUT THE SPONSOR..............................................  25
INFORMATION ABOUT THE EVALUATOR............................................  26
FORTUNE LICENSE AGREEMENT..................................................  26
STANDARD & POOR'S LICENSING AGREEMENT......................................  27
DOW JONES & COMPANY, INC. LICENSING AGREEMENT..............................  27
NASDAQ-100(R) INDEX LICENSING AGREEMENT....................................  28
OTHER INFORMATION..........................................................  29
LEGAL OPINION..............................................................  29
AUDITORS...................................................................  30
CODE OF ETHICS.............................................................  30
SUPPLEMENTAL INFORMATION...................................................  30

Nuveen Defined Portfolios

  This Nuveen Defined Portfolio is one of a series of separate but similar investment companies created by Nuveen Investments, each of which is designated by a different Series number. The Nuveen Defined Portfolios consist of, among others, Strategy Trusts and Sector Trusts. Strategy Trusts include, but are not limited to, Nuveen-Standard & Poor's Quality Buyback Portfolios, Nuveen Dow 5SM and Dow 10SM Portfolios, Nuveen Legacy Portfolios, Nuveen Rittenhouse Concentrated Growth Portfolios, Nuveen-FORTUNE's America's Most Admired Companies Portfolios, Arvest Regional ImpactTM Portfolios, Harris Insight(R) Multi-Sector Portfolios, Dorsey, Wright Relative Strength 5 Portfolios, Peroni Top Ten Picks Portfolios, Peroni Growth Portfolios GEMS 30 Portfolios, The Legg Mason Prime Opportunity Portfolios, U.S. Bancorp Piper Jaffray Financial Scope Portfolios and U.S. Bancorp Piper Jaffray Medical Solutions Portfolios. Sector Trusts include, but are not limited to, Nuveen Energy Sector Portfolios, Nuveen Financial Services Sector Portfolios, Nuveen Pharmaceutical Sector Portfolios, Nuveen Precious Metals Sector Portfolios, Nuveen Technology Sector Portfolios, Nuveen Communications Sector Portfolios, Nuveen Bandwidth Sector Portfolios, Nuveen Consumer Electronics Sector Portfolios, Nuveen Digital Sector Portfolios, Nuveen e-Commerce Sector Portfolios, Nuveen e-Finance Sector Portfolios, Nuveen Internet Sector Portfolios, Nuveen Retail Sector Portfolios, Nuveen Semiconductor Sector Portfolios, Nuveen Utility Sector Portfolios, Nuveen Wireless Sector Portfolios, Nuveen e-Business Sector Portfolios, Nuveen Glass-Steagall Sector Portfolios, Nuveen i-Media & Advertising Sector Portfolios, Nuveen Networking & Storage Sector Portfolios, Nuveen Software Weblications Sector Portfolios, Nuveen Pharmaceutical Sector Portfolios, Nuveen Fuel Cell Sector Portfolios, Mobile Web Sector Portfolios, REIT Sector Portfolios and Telecommunications Paradigm Sector Portfolios. Additional Series of the Nuveen Defined Portfolios are the Nuveen Nasdaq-100 Growth and Treasury Portfolios.

  The underlying unit investment trusts contained in this Series are combined under one Trust Indenture and Agreement. Specific information regarding each Trust is set forth in Part A of this Prospectus. The various Nuveen Defined Portfolios are collectively referred to herein as the "Trusts." This Series was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement dated the Initial Date of Deposit (the "Indenture") between Nuveen Investments ("Nuveen" or the "Sponsor") and the Trustee.

  The Sponsor has deposited with the Trustee delivery statements relating to contracts for the purchase of the securities of the companies described in the applicable Part A of the Prospectus, together with funds represented by an irrevocable letter of credit issued by a major commercial bank in the amount required for their purchase (or the securities themselves). See "Schedule of Investments" in Part A of the Prospectus, for a description of the Securities deposited in the applicable Trust. See also, "Risk/Return Summary" and "Risk Factors" in Part A of the Prospectus. As used herein, the term "Securities" means the Securities (including contracts for the purchase thereof) initially deposited in each Trust and described in the related portfolio and any additional equity securities that may be held by a Trust.

  The Trustee has delivered to the Sponsor registered Units which represent ownership of the entire Trust, and which are offered for sale by this Prospectus. Each Unit of a Trust represents a fractional undivided interest in the Securities deposited in such Trust. Units may only be sold in states in which they are registered. To the extent that any Units of any Trust are redeemed by the Trustee, the aggregate value of the Trust's assets will decrease by the amount paid to the redeeming Unitholder, but the fractional undivided interest of each unredeemed Unit in such Trust will increase proportionately. The Sponsor will initially, and from time to time thereafter, hold Units in connection with their offering.

  Additional Units of a Trust may be issued from time to time following the Initial Date of Deposit by depositing in such Trust additional Securities (or contracts therefore backed by an irrevocable letter of credit or cash) or cash (including a letter of credit) with instructions to purchase additional Securities in the Trust. As additional Units are issued by a Trust as a result of the deposit of additional Securities or cash by the Sponsor, the aggregate value of the Securities in a Trust will be increased and the fractional undivided interest in such Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities, or cash with instructions to purchase additional Securities, into a Trust following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will maintain, within reasonable parameters, the same original proportionate relationship among the Securities in such Trust established on the Initial Date of Deposit. Thus, although additional Units will be issued, each Unit will continue to represent the same proportionate amount of each Security. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities or cash being deposited by the Sponsor, the fractional undivided interest in a Trust represented by each unredeemed Unit will decrease or increase accordingly, although the actual interest in such Trust represented by such fraction will remain unchanged. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the price of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay the associated brokerage fees. To minimize this effect, the Trust will try to purchase the Securities as close to the evaluation time or as close to the evaluation price as possible. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until termination of the Indenture.

  The Sponsor may realize a profit (or sustain a loss) as of the opening of business on the Initial Date of Deposit resulting from the difference between the purchase prices of the Securities and the cost of such Securities to the Trust, which is based on the evaluation of the Securities as of the opening of business on the Initial Date of Deposit. (See "Schedule of Investments" in Part A of the Prospectus.) The Sponsor may also be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Securities to the Trust (which is based on the Evaluator's determination of the aggregate value of the underlying Securi-ties of the Trust) on the subsequent date(s) of deposit and the cost of such Securities to Nuveen, if applicable.

Composition of Trusts

  Each Trust initially consists of delivery statements relating to contracts to purchase Securities (or of such Securities) as are listed under "Schedule of Investments" in Part A of this Prospectus and, thereafter, of such Securi-ties as may continue to be held from time to time (including certain securi-ties deposited in the Trust to create additional Units or in substitution for Securities not delivered to a Trust). To assist the Sponsor in selecting Secu-rities for certain Trusts, the Sponsor may use its own resources to pay out-side research service providers.

  Limited Replacement of Certain Securities. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event of a failure to deliver any Security that has been pur-chased for a Trust under a contract, including those Securities purchased on a when, as and if issued basis ("Failed Securities"), the Sponsor is authorized under the Indenture to direct the Trustee to acquire other specified Securi-ties ("Replacement Securities") to make up the original corpus of the Trust within 20 days after delivery of notice of the failed contract and the cost to the Trust may not exceed the amount of funds reserved for the purchase of the Failed Securities.

  If the right of limited substitution described in the preceding paragraph is not utilized to acquire Replacement Securities in the event of a failed con-tract, the Sponsor will refund the sales charge attributable to such Failed Securities to all Unitholders of the Trust and the Trustee will distribute the principal attributable to such Failed Securities not more than 120 days after the date on which the Trustee received a notice from the Sponsor that a Re-placement Security would not be deposited in the Trust. In addition, Unitholders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities with equiv-alent growth potential at a comparable price.

  The Indenture also authorizes the Sponsor to increase the size of the Trust and the number of Units thereof by the deposit of additional Securities in the Trust or cash (including a letter of credit) with instructions to purchase ad-ditional Securities in the Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, however, existing and new in-vestors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the prices of the Securities be-tween the time of the cash deposit and the purchase of the Securities and be-cause the Trust will pay the associated brokerage fees.

  Sale of Securities. Certain of the Securities may from time to time under certain circumstances be sold. The proceeds from such events will be used to pay for expenses or for Units redeemed or distributed to Unitholders and not reinvested; accordingly, no assurance can be given that a Trust will retain for any length of time its present size and composition.

  Whether or not the Securities are listed on a securities exchange, the prin-cipal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Secu-rities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions and the value of a Trust will be adversely affected if trading markets for the Securities are limited or absent. There can be no assurance that a Trust or, if applicable, successive trusts that employ the same or a similar investment strategy, will achieve their investment objectives.

  Legislation. At any time after the Initial Date of Deposit, legislation may be enacted, with respect to the Securities in a Trust or the issuers of the Securities. Changing approaches to regulation, particularly with respect to the environment or with respect to the petroleum or tobacco industry, may have a negative impact on certain companies represented in a Trust. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on a Trust or will not impair the ability of the is-suers of the Securities to achieve their business goals.

  Unitholders will be unable to dispose of any of the Securities in a Trust and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in a Trust and will vote such stocks in accordance with the instructions of the Sponsor.

  Litigation. Except as provided in Part A of the Prospectus, to the best knowledge of the Sponsor, there is no litigation pending as of the Initial Date of Deposit in respect of any Securities which might reasonably be ex-pected to have a material adverse effect on any of the Trusts. It is possible that after the Initial Date of Deposit, litigation may be initiated with re-spect to Securities in any Trust or current litigation may have unexpected re-sults. The Sponsor is unable to predict whether any such litigation may have such results or may be instituted, or if instituted, whether any such litiga-tion might have a material adverse effect on the Trusts.

Public Offering Price

  The Public Offering Price of the Units is based on the aggregate underlying value of the Securities in the Trust (generally determined by the closing sale prices of listed Securities and the ask prices of over-the-counter traded Se-curities), plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus an initial sales charge equal to the difference between the maximum sales charge (as set forth in Part A of the Prospectus) per Unit and the maximum remaining deferred sales charge (as set forth in Part A of the Prospectus) and is rounded to the nearest cent. In addition, a portion of the Public Offering Price during the initial offering period also consists of Se-curities in an amount sufficient to pay for all or a portion of the costs in-curred in establishing a Trust, including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio, the initial evaluation, legal fees, the initial fees and expenses of the Trustee and any non-material out-of-pocket expenses.

  The Securities purchased with the portion of the Public Offering Price in-tended to be used to reimburse the Sponsor for the Trust's organization costs will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the earlier of six months after the Ini-tial Date of Deposit or the end of the initial offering period (a shorter time period than the life of the Trust). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial of-fering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to re-pay the Sponsor for the Trust organization costs, the Trustee will sell addi-tional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of addi-tional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the amount per Unit set forth for the Trusts in "Statement of Condition," this will result in a greater effective cost per Unit to Unitholders for the reimbursement to the Sponsor. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell such Securities to an extent which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale. See "Risk/Return Summary--Fees and Ex-penses" in Part A of the Prospectus.

  Commencing on those dates set forth under "Risk/Return Summary--Fees and Ex-penses" in Part A of this Prospectus, a deferred sales charge in an amount de-scribed in Part A of the Prospectus will be assessed per Unit per applicable month. If so provided in Part A of the Prospectus, Unitholders who elect to roll their Units into a new series of the Trust or a trust with a similar in-vestment strategy during the Mid-term Special Redemption and Liquidation Pe-riod (as described under "Rollover Trusts" and "How to Buy and Sell Units-- Sales or Redemptions" in Part A of the Prospectus) or Unitholders who sell or redeem their Units prior to the Second Year Commencement Date (as defined in Part A of the Prospectus) will not be subject to the Second Year Deferred Sales Charge (see "Risk/Return Summary--Fees and Expenses" in Part A of the Prospectus) and accordingly are only responsible for the remaining First Year Deferred Sales Charge (see "Fees and Expenses" in Part A of the Prospectus). The deferred sales charges will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. A pro rata share of accu-mulated dividends, if any, in the Income Account from the preceding Record Date to, but not including, the settlement date (normally three business days after purchase) is added to the Public Offering Price. The total maximum sales charge assessed to Unitholders on a per Unit basis will be the amount set forth in "Risk/Return Summary--Fees and Expenses" in Part A of the Prospectus. See "UNIT VALUE AND EVALUATION."

  The sales charge applicable to quantity purchases is reduced on a graduated scale as set forth in Part A of this Prospectus. For purposes of calculating the applicable sales charge, purchasers who have indicated their intent to purchase a specified amount of Units of any Nuveen unit investment trust in the primary or secondary offering period by executing and delivering a letter of intent to the Sponsor, which letter of intent must be in a form acceptable to the Sponsor and shall have a maximum duration of thirteen months, will be eligible to receive a reduced sales charge according to the graduated scale provided in Part A of this Prospectus, based on the amount of intended aggre-gate purchases (excluding purchases which are subject only to a deferred sales charge) as expressed in the letter of intent. For purposes of letter of intent calculations, units of equity-based products are valued at $10 per unit. Due to administrative limitations and in order to permit adequate tracking, the only secondary market purchases that will be permitted to be applied toward the intended specified amount and that will receive the corresponding reduced sales charge are those Units that are acquired through or from the Sponsor. By establishing a letter of intent, a Unitholder agrees that the first purchase of Units following the execution of such letter of intent will be at least 5% of the total amount of the intended aggregate purchases expressed in such Unitholder's letter of intent. Further, through the establishment of the let-ter of intent, such Unitholder agrees that Units representing 5% of the total amount of the intended purchases will be held in escrow by the Trustee pending completion of these purchases. All distributions on Units held in escrow will be credited to such Unitholder's account. If total purchases prior to the ex-piration of the letter of intent period equal or exceed the amount specified in a Unitholder's letter of intent, the Units held in escrow will be trans-ferred to such Unitholder's account. A Unitholder who purchases Units during the letter of intent period in excess of the number of Units specified in a Unitholder's letter of intent, the amount of which would cause the Unitholder to be eligible to receive an additional sales charge reduction, will be al-lowed such additional sales charge reduction on the purchase of Units which caused the Unitholder to reach such new breakpoint level and on all additional purchases of Units during the letter of intent period. If the total purchases are less than the amount specified, the Unitholder involved must pay the Spon-sor an amount equal to the difference between the amounts paid for these pur-chases and the amounts which would have been paid if the higher sales charge had been applied; the Unitholder will, however, be entitled to any reduced sales charge qualified for by reaching any lower breakpoint level. If such Unitholder does not pay the additional amount within 20 days after written request by the Sponsor or the Unitholder's securities representative, the Sponsor will in-struct the Trustee to redeem an appropriate number of the escrowed Units to meet the required payment. By establishing a letter of intent, a Unitholder irrevocably appoints the Sponsor as attorney to give instructions to redeem any or all of such Unitholder's escrowed Units, with full power of substitu-tion in the premises. A Unitholder or his securities representative must no-tify the Sponsor whenever such Unitholder makes a purchase of Units that he wishes to be counted towards the intended amount.

  For "secondary market" sales, the Public Offering Price is based on the aggregate underlying value of the Securities in a Trust as of the Evaluation Time (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities), plus or minus cash, if any, in the Income and Capital Accounts of a Trust, plus an initial sales charge equal to the difference between the maximum sales charge and any remaining deferred sales charges. The maximum sales charge for certain trusts is described in Part A of the Prospectus. See "UNIT VALUE AND EVALUATION."

  In the secondary market for Nuveen Five-Year Sector Portfolios, Legacy Five-Year Portfolios and Arvest Regional ImpactTM Portfolios, prior to the completion of the deferred sales charge period, the maximum sales charge will be 4.50% of the Public Offering Price. The upfront portion of the sales charge will equal the difference between 4.5% of the Public Offering Price and any remaining deferred sales charges. Unitholders that purchase more than 5,000 Units and certain classes of investors are entitled to purchase Units at reduced sales charges as shown below.

                                                                       Total
                                                                      Maximum
        Number of Units                                             Sales Charge
        ---------------                                             ------------
        Less than 5,000............................................     4.50%
        5,000 to 9,999.............................................     4.25%
        10,000 to 24,999...........................................     4.00%
        25,000 to 49,999...........................................     3.50%
        50,000 to 99,999...........................................     2.50%
        100,000 or more............................................     1.50%
        Wrap and Trust Account Purchasers..........................     1.00%

  For secondary market sales after the completion of the deferred sales charge period for Nuveen Five-Year Sector Portfolios, Legacy Five-Year Portfolios and Arvest Regional ImpactTM Portfolios, the maximum sales charge will be a one-time charge of 4.5% of the Public Offering Price. Unitholders that purchase more than 5,000 Units and certain classes of investors are entitled to pur-chase Units at reduced sales charges shown below. Secondary market sales charges are reduced by 1/2 of 1% on each subsequent July 31, to a minimum sales charge of 3.0% of the Public Offering Price as shown below with reduced sales charges for larger purchases and certain investors:

           Number of Units*                    Total Maximum Sales Charge
           ----------------                ------------------------------------------------------
                                           4.5%           4.0%           3.5%           3.0%
                                           ----           ----           ----           ----
   Less than 5,000                         4.50           4.00           3.50           3.00
   5,000 to 9,999                          4.25           3.75           3.25           2.75
   10,000 to 24,999                        4.00           3.50           3.00           2.50
   25,000 to 49,999                        3.50           3.25           2.75           2.25
   50,000 to 99,999                        2.50           2.25           1.75           1.50
   100,000 or more                         1.50           1.25           1.00           0.75
   Wrap and Trust Account Purchasers       1.00           1.00           1.00           1.00

  --------
  * Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000, etc., and will be applied on that basis which is more favorable to Unitholders.
    All Units are subject to the same deferred sales charges. When the deferred charges exceed the maximum sales charge, Unitholders will be given extra Units at the time of purchase.

  Pursuant to the terms of the Indenture, the Trustee may terminate a Trust if the net asset value of such Trust, as shown by any evaluation, is less than 20% of the total value of the Securities deposited in the Trust during the primary offering period of the Trust.

  At all times while Units are being offered for sale, the Evaluator will ap-praise or cause to be appraised daily the value of the underlying Securities in each Trust as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the New York Stock Exchange (the "Exchange") is scheduled in advance to close at such earlier time and will adjust the Public Offering Price of the Units commensurate with such appraisal ("Evaluation Time"). Such Public Offering Price will be effective for all orders received by a dealer or the Sponsor at or prior to 4:00 p.m. eastern time on each such day or as of any earlier closing time on a day on which the Exchange is scheduled in ad-vance to close at such earlier time. Orders received after that time, or on a day when the Exchange is closed for a scheduled holiday or weekend, will be held until the next determination of price.

  The graduated sales charges for the primary offering period set forth in the table provided in Part A of this Prospectus will apply on all applicable pur-chases of Nuveen investment company securities on any one day by the same pur-chaser in the amounts stated, and for this purpose purchases of a Trust will be aggregated with concurrent purchases of any other Nuveen unit investment trust or of shares of any open-end management investment company of which the Sponsor is principal underwriter and with respect to the purchase of which a sales charge is imposed. Purchases by or for the account of individuals and their spouses, parents, children, grandchildren, grandparents, parents-in-law, sons- and daughters-in-law, siblings, a sibling's spouse and a spouse's sib-lings ("immediate family members") will be aggregated to determine the appli-cable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

  During the initial offering period, unitholders of other unit investment trusts having a similar strategy as the Trust may utilize their termination proceeds to purchase Units of the Trusts with the sales charge applicable for "Rollover Purchases" as provided in "How to Buy and Sell Units" in Part A of the Prospectus. The dealer concession for such purchases will be that applica-ble to "Rollover Purchases".

  Units may be purchased with the applicable reduced sales charge provided for "Wrap Account Purchasers" under "How to Buy and Sell Units" in Part A of the Prospectus or herein by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-deal-ers who in each case either charge periodic fees for financial planning, in-vestment advisory services, brokerage services, investment services or asset management services, or provide such services in connection with the estab-lishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exer-cise discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors, (4) officers and directors of bank holding compa-nies that make Units available directly or through subsidiaries or bank affil-iates, and (5) officers or directors and bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Institutional Advisory Corp., Ritten-house Financial Services, Inc., The John Nuveen Company, The McGraw Hill Com-panies Inc. ("McGraw-Hill") and Dow Jones & Company, Inc. ("Dow Jones"), in-cluding in each case these individuals and their spouses, children, parents and spouses' parents, however, purchases by parents, individuals associated with McGraw-Hill and Dow Jones, and adult children who are not members of the household of the officers, directors or full-time employees described above, must be made through a registered broker-dealer and (6) any person who for at least 90 days, has been an officer, director or bona fide employee of any ven-dor who provides services to the Sponsor and who purchases Units through a registered broker-dealer (collectively, the "Discounted Purchases"). (For in-dividuals associated with McGraw Hill this privilege is only available for purchases of Units of the Nuveen-Standard & Poor's Quality Buyback Portfolio and for individuals associated with Dow Jones this privilege is only available for purchases of Units of the Nuveen--The Dow 5sm Portfolio and the Nuveen-- The Dow 10sm Portfolio). However, if Part A of the Prospectus provides for a Second Year Deferred Sales Charge (see "Risk/Return Summary--Fees and Ex-penses" in Part A of the Prospectus) such Unitholders that hold their Units on or after the Second Year Commencement Date (as defined in Part A of the Pro-spectus) will be subject to the Second Year Deferred Sales Charge. Notwith-standing anything to the contrary in this Prospectus, investors who purchase Units as described in this paragraph will not receive sales charge reductions for quantity purchases.

  During the initial offering period, unitholders of any Nuveen-sponsored unit investment trust may utilize their redemption or termination proceeds to pur-chase Units of a Trust with the sales charge applicable for "Rollover Pur-chases" as provided in "How to Buy and Sell Units" in Part A of the Prospec-tus.

  Whether or not Units are being offered for sale, the Trustee will determine or cause to be determined the aggregate value of each Trust as of 4:00 p.m. eastern time: (i) on each June 30 or December 31 (or, if such date is not a business day, the last business day prior thereto), (ii) on any day on which a Unit is tendered for redemption (or the next succeeding business day if the date of tender is a non-business day) and (iii) at such other times as may be necessary. For this purpose, a "business day" shall be any day on which the Exchange is normally open. (See "UNIT VALUE AND EVALUATION.")

Market for Units

  During the initial public offering period, the Sponsor intends to offer to purchase Units of each Trust at a price based upon the pro rata share per Unit of the aggregate underlying value of the Securities in such Trust as of the Evaluation Time (generally determined by the closing sale prices of listed Se-curities and the ask prices of over-the-counter traded Securities). Afterward, although it is not obligated to do so, the Sponsor may maintain a secondary market for Units of each Trust at its own expense and continuously offer to purchase Units of each Trust at prices, subject to change at any time, which are based upon the aggregate underlying value of the Securities in a Trust as of the Evaluation Time (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the price at which the Sponsor expects to repurchase Units (the "Sponsor's Repurchase Price") in-cludes estimated organization costs per Unit. After such period, the Sponsor's Repurchase Price will not include such estimated organization costs. See "Risk/Return Summary--Fees and Expenses" in Part A of the Prospectus. Unitholders who wish to dispose of their Units should inquire of the Trustee or their broker as to the current Redemption Price. Units subject to a de-ferred sales charge which are sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption. However, if so provided in Part A of the Prospectus, Unitholders who elect to roll their Units into a new series of the Trust or a trust with a similar investment strategy during the Mid-term Special Redemp-tion and Liquidation Period or Unitholders who sell or redeem their Units prior to the Second Year Commencement Date will not be subject to the Second Year Deferred Sales Charge and accordingly are only responsible for the re-maining First Year Deferred Sales Charge. (See "REDEMPTION.")

  In connection with its secondary market making activities, the Sponsor may from time to time enter into secondary market joint account agreements with other brokers and dealers. Pursuant to such an agreement, the Sponsor will generally purchase Units from the broker or dealer at the Redemption Price (as defined in "REDEMPTION") and will place the Units into a joint account managed by the Sponsor; sales from the account will be made in accordance with the then current prospectus and the Sponsor and the broker or dealer will share profits and losses in the joint account in accordance with the terms of their joint account agreement.

  In maintaining a market for the Units, the Sponsor will realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold or redeemed. The secondary market Public Offering Price of Units may be greater or less than the cost of such Units to the Sponsor.

Evaluation of Securities at the Initial Date of Deposit

  The prices of the Securities deposited in the Trusts included in Part A of the Prospectus were determined by the Trustee.

  The amount by which the Trustee's determination of the aggregate value of the Securities deposited in the Trusts was greater or less than the cost of such Securities to the Sponsor was profit or loss to the Sponsor. (See Part A of this Prospectus.) The Sponsor also may realize further profit or sustain further loss as a result of fluctuations in the Public Offering Price of the Units. Cash, if any, made available to the Sponsor prior to the settlement date for a purchase of Units, or prior to the acquisition of all Portfolio securities by a Trust, may be available for use in the Sponsor's business, and may be of benefit to the Sponsor.

Tax Status

  The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The sum-mary is limited to investors who hold the Units as "capital assets" (general-ly, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code"). Unitholders should consult their tax advisers in determining the Federal, state, local and any other tax conse-quences of the purchase, ownership and disposition of Units in a Trust. For purposes of the following discussion and opinions, it is assumed that each Se-curity is equity for Federal income tax purposes.

  In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

    1. Each Trust is not an association taxable as a corporation for Federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of a Trust under the Code; and the income of a Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata portion of income derived from each Trust asset when such income is considered to be received by a Trust. A Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are considered to be received by a Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unitholders will be taxed in this manner regardless of whether distributions from a Trust are actually received by the Unitholder or are automatically reinvested.

    2. Each Unitholder will have a taxable event when a Trust disposes of a Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder (except to the extent an in-kind distribution of stock is received by such Unitholder as described below). The price a Unitholder pays for his or her Units, generally including sales charges, is allocated among his or her pro rata portion of each Security held by a Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unitholder purchases his or her Units) in order to determine his or her tax basis for his or her pro rata portion of each Security held by a Trust. Unitholders should consult their own tax advisors with regard to the calculation of basis. For Federal income tax purposes, a Unitholder's pro rata portion of dividends, as defined by Section 316 of the Code, paid by a corporation with respect to a Security held by a Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unitholder's pro rata portion of dividends paid on such Security which exceeds such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unitholder has held his or her Units.

    3. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by a Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution). A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by a Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unitholders should consult their tax advisors regarding the recognition of such capital gains and losses for Federal income tax purposes. In particular, a Rollover Unitholder should be aware that a Rollover Unitholder's loss, if any, incurred in connection with the exchange of Units for units in the next new series of a Trust (the "New Trust"), (if so provided in Part A of the Prospectus, the Sponsor intends to create a separate New Trust in conjunction with the termination of a Grantor Trust) will generally be disallowed with respect to the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the New Trust in the manner described above, if such substantially identical securities are acquired within a period beginning 30 days before and ending 30 days after such disposition. However, any gains incurred in connection with such an exchange by a Rollover Unitholder would be recognized. Unitholders should consult their tax advisers regarding the recognition of gains and losses for Federal income tax purposes.

  Deferred Sales Charge. Generally the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge is deferred. The income (or proceeds from redemption) a Unitholder must take into account for Federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.

  Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by a Trust (to the extent such dividends are taxable as ordinary income, as discussed above and are at-tributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate Unitholders, such as "S" corporations, which are not eligible for the deduc-tion because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligi-bility of dividends for the 70% dividends received deduction. These limita-tions include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under and during the period specified in Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46-day hold-ing period requirement is met. Moreover, the allowable percentage of the de-duction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness in-curred by such corporation.

  To the extent dividends received by a Trust are attributable to foreign cor-porations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with re-spect to dividends paid by domestic corporations. Unitholders should consult with their tax advisers with respect to the limitations on and possible modi-fications to the dividends received deduction.

  Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by a Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him or her. As a result of the Tax Reform Act of 1986, certain miscellane-ous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholder's may be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions subject to this limitation. Unitholders should consult with their tax advisers regarding the limitations on the de-ductibility of Trust expenses.

  Recognition of Taxable Gain or Loss Upon Disposition of Securities by a Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by a Trust or if the Unitholder disposes of a Unit (although losses incurred by Rollover Unitholders may be subject to disallowance, as discussed above). The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Tax Act") pro-vides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes of determining the holding period of the Unit. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income.

  In addition, please note that capital gains may be recharacterized as ordi-nary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

  If the Unitholder disposes of a Unit, the Unitholder is deemed thereby to have disposed of his or her entire pro rata interest in all assets of a Trust involved including his or her pro rata portion of all the Securities repre-sented by the Unit.

  The Taxpayer Relief Act of 1997 (the "1997 Act") includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal con-tracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advi-sors with regard to any such constructive sales rules.

  Special Tax Consequences of In-Kind Distributions Upon Redemption of Units, Termination of a Trust and Investment in a New Trust. As discussed in "REDEMP-TION" and "OTHER INFORMATION--Termination of Indenture," under certain circum-stances a Unitholder who owns the number of Units of a Trust set forth in Part A of the Prospectus may request an In-Kind Distribution upon the redemption of Units or the termination of such Trust. The Unitholder requesting an In-Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In-Kind Distribution will be reduced by the amount of the Distribution Expenses. See "DISTRIBUTIONS TO UNITHOLDERS." As previously discussed, prior to the redemption of Units or the termination of a Trust, a Unitholder is considered as owning a pro rata portion of each of a Trust's assets for Federal income tax purposes. The receipt of an In-Kind Dis-tribution upon the redemption of Units or the termination of a Trust will re-sult in a Unitholder receiving whole shares of stock plus, possibly, cash.

  The potential tax consequences that may occur under an In-Kind Distribution will depend on whether or not a Unitholder receives cash in addition to Secu-rities. A "Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata por-tion in the Securities held by a Trust. However, if a Unitholder also receives cash in exchange for a fractional share of a Security held by a Trust, such Unitholder will generally recognize gain or loss based upon the difference be-tween the amount of cash received by the Unitholder and his or her tax basis in such fractional share of a Security held by a Trust.

  Because each Trust will own many Securities, a Unitholder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Security owned by a Trust. The amount of taxable gain (or loss) recog-nized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by a Trust. Unitholders who request an In-Kind Distribu-tion are advised to consult their tax advisers in this regard.

  As discussed in "SPECIAL REDEMPTION, LIQUIDATION AND INVESTMENT IN A NEW TRUST," a Unitholder may elect to become a Rollover Unitholder. To the extent a Rollover Unitholder exchanges his or her Units for Units of the New Trust in a taxable transaction, such Unitholder will recognize gains, if any, but gen-erally will not be entitled to a deduction for any losses recognized upon the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the New Trust in the manner described above, if such substantially identical secu-rities were acquired within a period beginning 30 days before and ending 30 days after such disposition under the wash sale provisions contained in Sec-tion 1091 of the Code. In the event a loss is disallowed under the wash sale provisions, special rules contained in Section 1091(d) of the Code apply to determine the Unitholder's tax basis in the securities acquired. Rollover Unitholders are advised to consult their tax advisers.

  Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax ba-sis in his or her Units will generally equal the price paid by such Unitholder for his or her Units. The cost of the Units is allocated among the Securities held by a Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his or her pro rata por-tion of each Security.

  A Unitholder's tax basis in his or her Units and his or her pro rata portion of a Security held by a Trust will be reduced to the extent dividends paid with respect to such Security are received by a Trust which are not taxable as ordinary income as described above.

  General. Each Unitholder will be requested to provide the Unitholder's tax-payer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate cer-tification are not provided when requested, distributions by a Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by a Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

  In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unitholders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporation for a three-year period ending with the close of its taxable year preceding the year of payment was effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a spe-cific treaty between the United States and a foreign country. Non-U.S. Unitholders should consult their own tax advisers regarding the imposition of U.S. withholding on distributions from a Trust.

  It should be noted that payments to a Trust of dividends on Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unitholders should consult their tax advisers regarding the poten-tial tax consequences relating to the payment of any such withholding taxes by a Trust. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. A required holding period is imposed for such credits. Investors should consult their tax advisers with respect to foreign withholding taxes and for-eign tax credits.

  At the termination of a Trust, the Trustee will furnish to each Unitholder a statement containing information relating to the dividends received by a Trust on the Securities, the gross proceeds received by a Trust from the disposition of any Security (resulting from redemption or the sale of any Security) and the fees and expenses paid by a Trust. The Trustee will also furnish annual information returns to Unitholders and the Internal Revenue Service.

  Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans estab-lished. See "RETIREMENT PLANS."

  In the opinion of Winston & Strawn, Special Counsel to the Trusts for New York tax matters, under the existing income tax laws of the State of New York, each Trust is not an association taxable as a corporation and the income of each Trust will be treated as the income of the Unitholders thereof.

  The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholder") with regard to federal and certain aspects of New York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advis-ers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit in a Trust that (a) is (i) for United States federal income tax pur-poses a citizen or resident of the United States, (ii) a corporation, partner-ship or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation re-gardless of its source or (b) does not qualify as a U.S. Unitholder in para-graph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also in-cludes certain former citizens of the United States whose income and gain on the Units will be taxable. Unitholders should consult their tax advisers re-garding potential foreign, state or local taxation with respect to the Units.

Retirement Plans

  Units of the Trusts may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

Trust Operating Expenses

  No annual advisory fee is charged to the Trusts by the Sponsor. The Sponsor and/or its affiliates do, however, receive an annual fee as set forth in "Risk/Return Summary--Fees and Expenses" in Part A of the Prospectus for main-taining surveillance over the portfolio and for performing certain administra-tive services for the Trust (the "Sponsor's Supervisory Fee"). In providing such supervisory services, the Sponsor may purchase research from a variety of sources, which may include dealers of the Trusts. If so provided in Part A of the Prospectus, the Sponsor may also receive an annual fee for providing book-keeping and administrative services for a Trust (the "Bookkeeping and Adminis-trative Fee"). Such services include, but are not limited to, the preparation of comprehensive tax statements and providing account information to the Unitholders. If so provided in Part A of the Prospectus, the Evaluator may also receive an annual fee for performing evaluation services for the Trusts (the "Evaluator's Fee"). In addition, if so provided in Part A of the Prospec-tus, a Trust may be charged an annual licensing fee to cover licenses for the use of service marks, trademarks, trade names and intellectual property rights and/or for the use of databases and research. Estimated annual Trust expenses are as set forth in Part A of this Prospectus; if actual expenses are higher than the estimate, the excess will be borne by the Trust. The estimated ex-penses do not include the brokerage commissions and other transactional fees payable by the Trust in purchasing and selling Securities.

  Creation and Development Fee. As set forth in Part A of the Prospectus, the Sponsor will also receive a fee from a Trust for creating and developing the Trust, including determining the Trust objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and de-velopment fee" is accrued (and becomes a liability of each Trust) on a daily basis. The dollar amount of the creation and development fee accrued each day, which will vary with fluctuations in a Trust's net asset value, is determined by multiplying the net asset value of the Trust on that day by 1/365 of the annual creation and development fee. The total amount of any accrued but un-paid creation and development fee is paid to the Sponsor on a monthly basis from the assets of the applicable Trust. If you redeem your Units, you will only be responsible for any accrued and unpaid creation and development fee through the date of redemption. In connection with the creation and develop-ment fee, in no event will the Sponsor collect over the life of the Trust more than the amount provided in Part A of the Prospectus. The Sponsor will not use this fee to pay distribution expenses or as compensation for sales efforts.

  The Trustee receives for ordinary recurring services an annual fee for each Trust as set forth in "Risk/Return Summary--Fees and Expenses" appearing in Part A of this Prospectus. The Trustee's Fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Trust to meet scheduled distributions). In addition, the Sponsor's Supervisory Fee, Bookkeeping and Administrative Fee, Evaluator's Fee and the Trustee's Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Con-sumer Price Index entitled "All Services Less Rent of Shelter" since the es-tablishment of the Trusts. In addition, with respect to any fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a Trust, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which Nuveen is the Spon-sor in any calendar year exceed the actual cost to the Sponsor or its affili-ates of supplying such services, in the aggregate, in such year. The Sponsor's Supervisory Fee, Book-keeping and Administrative Fee, Evaluator's Fee and the Trustee's Fee are ac-crued daily and based upon the number of Units outstanding each day until the primary offering period terminates. After the primary offering period has ter-minated, these fees are accrued daily and are based on the number of Units outstanding on the first business day of the calendar year in which the fee is calculated or the number of Units outstanding at the end of the primary offer-ing period, as appropriate.

  The Trustee has the use of funds, if any, being held in the Income and Capi-tal Accounts of each Trust for future distributions, payment of expenses and redemptions. These Accounts are non-interest bearing to Unitholders. Pursuant to normal banking procedures, the Trustee benefits from the use of funds held therein. Part of the Trustee's compensation for its services to the Trusts is expected to result from such use of these funds.

  The following are additional expenses of the Trusts and, when paid by or are owed to the Trustee, are secured by a lien on the assets of the Trust or Trusts to which such expenses are allocable: (1) the expenses and costs of any action undertaken by the Trustee to protect the Trusts and the rights and in-terests of the Unitholders; (2) all taxes and other governmental charges upon the Securities or any part of the Trusts (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated); (3) amounts payable to the Trustee as fees for ordinary recurring services and for ex-traordinary non-recurring services rendered pursuant to the Indenture, all disbursements and expenses, including counsel fees (including fees of counsel which the Trustee may retain) sustained or incurred by the Trustee in connec-tion therewith; and (4) any losses or liabilities accruing to the Trustee without negligence, bad faith or willful misconduct on its part. The expenses are paid monthly and the Trustee is empowered to sell Securities in order to pay these amounts if funds are not otherwise available in the applicable In-come and Capital Accounts.

  Unless the Sponsor determines that an audit is not required, the Indenture requires each Trust to be audited on an annual basis at the expense of the Trust by independent public accountants selected by the Sponsor. The Trustee shall not be required, however, to cause such an audit to be performed if its cost to a Trust shall exceed $.005 per Unit on an annual basis. Unitholders of a Trust covered by an audit may obtain a copy of the audited financial state-ments upon request.

Distributions to Unitholders

  The Trustee will distribute any net income received with respect to any of the Securities in a Trust on or about the Income Distribution Dates to Unitholders of record on the preceding Income Record Date. See "Distributions" in Part A of this Prospectus. Persons who purchase Units will commence receiv-ing distributions only after such person becomes a Record Owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchas-er, but in the normal course of business such notice is provided by the sell-ing broker/dealer. Proceeds received on the sale of any Securities in a Trust, to the extent not used to meet redemptions of Units, pay the deferred sales charge or pay expenses will be distributed on the last business day of each month if the amount available for distribution equals at least $1.00 per 100 Units ("Capital Distribution Dates") to Unitholders of record on the fifteenth day of each applicable month ("Capital Record Dates"). The Trustee is not re-quired to pay interest on funds held in the Capital Account of a Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). A Unitholder's pro rata portion of the Capital Account, less expenses, will be distributed as part of the final liquidation distribution.

  It is anticipated that the deferred sales charge will be collected from the Capital Account of the Trusts and that amounts in the Capital Account will be sufficient to cover the cost of the deferred sales charge. To the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account designated by the Sponsor for pur-poses of satisfying a Unitholder's deferred sales charge obligations.

  Under regulations issued by the Internal Revenue Service, the Trustee is re-quired to withhold a specified percentage of any distribution made by a Trust if the Trustee has not been furnished the Unitholder's tax identification num-ber in the manner required by such regulations. Any amount so with-held is transmitted to the Internal Revenue Service and may be recovered by the Unitholder under certain circumstances by contacting the Trustee, other-wise the amount may be recoverable only when filing a tax return. Under normal circumstances, the Trustee obtains the Unitholder's tax identification number from the selling broker. However, a Unitholder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

  Within a reasonable time after a Trust is terminated, each Unitholder who is not a Rollover Unitholder will, upon surrender of his Units for redemption, receive (i) the pro rata share of the amounts realized upon the disposition of Securities, unless he or she elects an In-Kind Distribution as described under "REDEMPTION" and (ii) a pro rata share of any other assets of such Trust, less expenses of such Trust.

  The Trustee will credit to the Income Account of a Trust any dividends re-ceived on the Securities therein. All other receipts (e.g., return of capital, etc.) are credited to the Capital Account of a Trust.

  The Trustee may establish reserves (the "Reserve Account") within a Trust for state and local taxes, if any, and any governmental charges payable out of such Trust.

  Distribution Reinvestment. Any Unitholder may elect to have each distribu-tion on Units, other than the final liquidating distribution in connection with the termination of a Trust or Mid-term liquidating distribution for Mid-term Rollover Unitholders, automatically reinvested in additional Units of such Trust without additional sales charges. If you elect to have distribu-tions reinvested into additional Units of your Trust, in addition to the rein-vestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to offset the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional Units (as with all Units) will fluctuate over time. If Part A of the Prospectus provides for Second Year De-ferred Sales Charges for a Trust, any Units purchased prior to the Second Year Commencement Date will be credited such additional Units to offset the Second Year Deferred Sales Charges following the Second Year Commencement Date.

  Each person who purchases Units of a Trust may elect to participate in the reinvestment option by notifying the Trustee in writing of their election. Re-investment may not be available in all states. Notification to the Trustee must be received within one year after the Initial Date of Deposit. So long as the election is received by the Trustee at least 10 days prior to the Record Date for a given distribution, each subsequent distribution of income and/or capital, as selected by the Unitholder, will be automatically applied by the Trustee to purchase additional Units of a Trust. It should be remembered that even if distributions are reinvested, they are still treated as distributions for income tax purposes.

Accumulation Plan

  The Sponsor is also the principal underwriter of several open-end mutual funds (the "Accumulation Funds") into which Unitholders may choose to reinvest Trust distributions. Unitholders may elect to reinvest income and capital dis-tributions automatically, without any sales charge. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in Securities which would not be eligible for deposit in the Trusts. Further information concerning the Accumulation Plan and a list of Accumulation Funds is set forth in the Information Supplement of this Prospec-tus, which may be obtained by contacting the Trustee at (800) 742-8860.

  Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being rein-vested, to change from capital only reinvestment to reinvestment of both capi-tal and income or vice versa, or to terminate their participation in the Accu-mulation Plan altogether and receive future distributions on their Units in cash. Such notice will be effective as of the next Record Date occurring at least 10 days after the Trustee's receipt of the notice. There will be no charge or other penalty for such change of election or termination. The char-acter of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

Reports to Unitholders

  The Trustee shall furnish Unitholders of a Trust in connection with each distribution, a statement of the amount of income, if any, and the amount of other receipts (received since the preceding distribution) being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person, who at any time during the calendar year was a registered Unitholder of a Trust, a statement with respect to such Trust that provides (1) a summary of transac-tions in the Trust for such year; (2) any Security sold during the year and the Securities held at the end of such year by the Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

  In order to comply with Federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trusts.

Unit Value and Evaluation

  The value of a Trust is determined by the Trustee on the basis of (1) the cash on hand in the Trust other than cash deposited in the Trust to purchase Securities at the Evaluation Time not applied to the purchase of such Securi-ties; (2) the aggregate value of the Securities held in the Trust, as deter-mined by the Evaluator on the basis of the aggregate underlying value of the Securities in the Trust next computed; (3) dividends receivable on the Securi-ties trading ex-dividend as of the date of computation; and (4) all other as-sets of the Trust; and deducting therefrom: (1) amounts representing any ap-plicable taxes or governmental charges and amounts due the Sponsor or Trustee for indemnification or extraordinary expenses payable out of such Trust for which no deductions had been made for the purpose of additions to the Reserve Account; (2) any amounts owing to the Trustee for its advances; (3) an amount representing estimated accrued expenses of the Trust, including, but not lim-ited to, unpaid fees and expenses of the Trustee (including legal fees) and the Sponsor; (4) amounts representing unpaid organization costs; (5) cash held for distribution to Unitholders of record of the Trust or for redemption of tendered Units as of the business day prior to the evaluation being made; and
(6) other liabilities incurred by the Trust. The result of such computation is divided by the number of Units of such Trust outstanding as of the date thereof and rounded to the nearest cent to determine the per Unit value ("Unit Value") of such Trust. The Trustee may determine the aggregate value of the Securities in the Trust in the following manner: if the Securities are listed on a foreign or U.S. securities exchange or The NASDAQ Stock Market, Inc. ("listed Securities"), this evaluation is generally based on the most recent closing sale price prior to or on the Evaluation Time on that exchange or that system where the Securities are principally traded (if a listed Security is listed on the New York Stock Exchange ("NYSE") the closing sale price on the NYSE shall apply) or, if there is no closing sale price on that exchange or system, at the closing bid prices (ask prices for primary market purchases). If the Securities are not so listed, the evaluation shall generally be based on the current bid prices at the Evaluation Time (ask prices for primary mar-ket purchases) on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for valuation). If current bid prices (ask prices for primary market purchases) are unavailable, the evalua-tion is generally determined (a) on the basis of current bid prices (ask prices for primary market purchases) for comparable securities, (b) by ap-praising the value of the Securities on the bid side (ask side for primary market purchases) of the market or (c) by any combination of the above. For foreign Securities the aggregate underlying value of the Securities during the initial offering period is computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evalu-ation Time. After the initial offering period has ended, the aggregate under-lying value of the foreign Securities is computed on the basis of the bid side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

  Except in those cases in which the Securities are listed on a national or foreign securities exchange or The NASDAQ Stock Market, Inc., and the closing sales prices are used and except for Trust Fund

Evaluations required by the Indenture in determining Redemption Price, during the initial offering period, the evaluations of the Securities shall generally be made in the manner described above based on the closing ask or offering prices of the Securities rather than the closing bid prices and on current of-fering side exchange rates.

  With respect to any Security not listed on a foreign or U.S. securities ex-change or The NASDAQ Stock Market, Inc. or, with respect to a Security so listed but in the unusual circumstance in which the Evaluator deems the clos-ing sale price on the relevant exchange to be inappropriate as a basis for valuation, upon the Evaluator's request, the Sponsor shall, from time to time, designate one or more evaluation services or other sources of information on which the Evaluator shall be authorized conclusively to rely in evaluating such Security, and the Evaluator shall have no liability for any errors in the information so received. The cost thereof shall be an expense reimbursable to the Trustee from the Income and Capital Accounts.

Distributions of Units to the Public

  Nuveen, in addition to being the Sponsor, is the sole Underwriter of the Units. It is the intention of the Sponsor to qualify Units of the Trusts for sale under the laws of substantially all of the states of the United States of America.

  Promptly following the deposit of Securities in exchange for Units of the Trusts, it is the practice of the Sponsor to place all of the Units as collat-eral for a letter or letters of credit from one or more commercial banks under an agreement to release such Units from time to time as needed for distribu-tion. Under such an arrangement the Sponsor pays such banks compensation based on the then current interest rate. This is a normal warehousing arrangement during the period of distribution of the Units to public investors. To facili-tate the handling of transactions, sales of Units shall be limited to transac-tions involving a minimum of either $1,000 or 100 Units ($500 or nearest whole number of Units whose value is less than $500 for IRA purchases), whichever is less. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

  The Sponsor plans to allow a discount to brokers and dealers in connection with the distribution of Units. The amounts of such discounts are set forth in Part A of this Prospectus or herein.

  The Sponsor may maintain a secondary market for Units of each Trust. See "MARKET FOR UNITS."

  The Sponsor reserves the right to change the amount of the dealer conces-sions set forth in Part A of this Prospectus from time to time.

  For Units purchased during the initial offering period by Unitholders who utilize redemption or termination proceeds from other Nuveen-sponsored unit investment trusts and receive the sales charge applicable for "Rollover Pur-chases" as described in Part A of the Prospectus, dealers are entitled to re-ceive the concession applicable for "Rollover Purchases" as provided in Part A of the Prospectus.

  Initially, for Nuveen Five-Year Sector Portfolios, Nuveen Five-Year Legacy Portfolios and Arvest Regional ImpactTM Portfolios, the Sponsor plans to allow a concession to selling dealers in the secondary market of 3.5% of the Public Offering Price for non-breakpoint purchases of Units in a given transaction. The concession paid to dealers is reduced or eliminated in connection with Units sold in transactions to investors that receive reduced sales charges based on the number of Units sold or in connection with Units sold to Wrap Ac-count Purchasers and to other investors entitled to the sales charge reduction applicable for Wrap Account Purchasers (as provided in "PUBLIC OFFERING PRICE"), as shown below.

Commencing with the last day of the month following the end of the deferred sales charge period, the concession will be 65% of the then current maximum sales charge at the appropriate breakpoint level.

                                                                          %
                                                                      Concession
        Number of Units*                                               per Unit
        ----------------                                              ----------
        Less than 5,000..............................................    3.50
        5,000 to 9,999...............................................    3.25
        10,000 to 24,999.............................................    3.00
        25,000 to 49,999.............................................    2.50
        50,000 to 99,999.............................................    1.50
        100,000 or more..............................................    0.75
        Wrap Account Purchasers......................................    0.00

            --------
            * Sales charge reductions are computed both on a
              dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc.,
              and will be applied on that basis which is more favorable to you and may result in a reduction in the discount per Unit.

  Volume incentives can be earned as a marketing allowance by Eligible Dealer Firms who reach cumulative firm sales or sales arrangement levels of a speci-fied dollar amount of the Nuveen--The Dow 5SM Portfolios and Nuveen--The Dow 10SM Portfolios sold in the primary market from January 3, 2000 through Decem-ber 31, 2000 (the "Incentive Period"), as set forth in the table below. Eligi-ble Dealer Firms are dealers that are providing marketing support for Nuveen unit trusts in the form of 1) distributing or permitting the distribution of marketing materials and other product information, 2) providing Nuveen repre-sentatives access to the dealer's branch offices, and 3) generally facilitat-ing the placement of orders by the dealer's registered representatives such as putting Nuveen unit trusts on their order entry screens. Eligible Dealer Firms will not include firms that solely provide clearing services to broker/dealer firms. For firms that meet the necessary volume level, volume incentives may be given on all trades involving the applicable trusts originated from or by that firm during such trusts' primary offering period.

     Total dollar amount sold
      over Incentive Period                        Volume Incentive
   ----------------------------  ----------------------------------------------------
   $ 10,000,000 to $ 49,999,999  0.10% on sales up to $49,999,999
   $ 50,000,000 to $ 99,999,999  0.15% on sales between $50,000,000 and $99,999,999
   $100,000,000 to $199,999,999  0.20% on sales between $100,000,000 and $199,999,999
   $200,000,000 or more          0.25% on sales over $200,000,000

  In addition, volume incentives can be earned as a marketing allowance by El-igible Dealer Firms who reach cumulative firm sales or sales arrangement lev-els of a specified dollar amount of Nuveen unit trusts (other than any series of the Nuveen--The Dow 5SM Portfolios and Nuveen--The Dow 10SM Portfolios) sold in the primary or secondary market during any quarter as set forth in the table below. For purposes of determining the applicable volume incentive rate for a given quarter, the dollar amount of all units sold over the current and three previous quarters (the "Measuring Period") is aggregated. The volume in-centive received by the dealer firm will equal the dollar amount of units sold during the current quarter times the highest applicable rate for the Measuring Period. For firms that meet the necessary volume level, volume incentives may be given on all applicable trades originated from or by that firm.

    Total dollar amount sold
     over Measuring Period                            Volume Incentive
   --------------------------                 --------------------------------
   $ 5,000,000 to $ 9,999,999                 0.10% of current quarter sales
   $10,000,000 to $19,999,999                 0.125% of current quarter sales
   $20,000,000 to $49,999,999                 0.1375% of current quarter sales
   $50,000,000 or more                        0.15% of current quarter sales

U.S. Bancorp Piper Jaffray is eligible to receive the above volume incentives for sales of the U.S. Bancorp Piper Jaffray E-World Portfolios. In addition, U.S. Bancorp Piper Jaffray will receive both the dealer concessions provided in Part A of the Prospectus and 0.30% of the Public Offering Price for the Units of such Portfolios it sells. In addition, U.S. Bancorp Piper Jaffray will receive 0.05% per year for research, payable by the Sponsor. Only sales through the Sponsor qualify for volume incentives and for meeting minimum re-quirements. The Sponsor reserves the right to modify or change the volume in-centive schedule at any time and make the determination as to which firms qualify for the marketing allowance and the amount paid.

  Firms are not entitled to receive any dealer concession or volume incentives for any sales made to investors which qualified as Discounted Purchases (as defined in "PUBLIC OFFERING PRICE") during the primary or secondary market. (See "PUBLIC OFFERING PRICE.")

Ownership and Transfer of Units

  The ownership of Units is evidenced by book entry positions recorded on the books and records of the Trustee. Ownership of Units will not be evidenced by registered Certificates. The Trustee is authorized to treat as the owner of Units that person who at the time is registered as such on the books of the Trustee. Units may be held in denominations of one Unit or any multiple or fraction thereof. Fractions of Units are computed to three decimal places. Unitholders will receive a Book Entry Position Confirmation reflecting their ownership.

  Units are transferable by making a written request to the Trustee, The Bank of New York, at 101 Barclay Street, New York, NY 10286, properly endorsed or accompanied by a written instrument or instruments of transfer. Each Unitholder must sign such written request or transfer instrument, exactly as his name appears on the Book Entry Position Confirmation(s) relating to the Units to be transferred. Such signature(s) must be guaranteed by a guarantor acceptable to the Trustee. In certain instances the Trustee may require addi-tional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corpo-rate authority.

Redemption

  Unitholders may redeem all or a portion of their Units by (1) making a writ-ten request for such redemption (book entry Unitholders may use the redemption form on the reverse side of their Book Entry Position Confirmation) to the Trustee at 101 Barclay Street, New York, NY 10286 (redemptions of 1,000 Units or more will require a signature guarantee), and (2) payment of applicable governmental charges, if any. (See "OWNERSHIP AND TRANSFER OF UNITS.") No re-demption fee will be charged. A Unitholder may authorize the Trustee to honor telephone instructions for the redemption of Units held in book entry form. The proceeds of Units redeemed by telephone will be sent by check either to the Unitholder at the address specified on his account or to a financial in-stitution specified by the Unitholder for credit to the account of the Unitholder. A Unitholder wishing to use this method of redemption must com-plete a Telephone Redemption Authorization Form and furnish the Form to the Trustee. Telephone Redemption Authorization Forms can be obtained from a Unitholder's registered representative or by calling the Trustee. Once the completed Form is on file, the Trustee will honor telephone redemption re-quests by any authorized person. The time a telephone redemption request is received determines the "date of tender" as discussed below. The redemption proceeds will be mailed within three business days following the telephone re-demption request. Only Units held in the name of individuals may be redeemed by telephone; accounts registered in broker name, or accounts of corporations or fiduciaries (including among others, trustees, guardians, executors and ad-ministrators) may not use the telephone redemption privilege.

  On the third business day following the date of tender, the Unitholder will be entitled to receive in cash for each Unit tendered an amount equal to the Unit Value of such Trust determined by the Trustee, as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, on the date of tender as defined hereafter ("Redemption Price"). During the period ending with the ear-lier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit includes estimated organization costs per Unit. After such period, the Redemption Price will not include such estimated organization costs. See

"Risk/Return Summary--Fees and Expenses" in Part A of the Prospectus. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities on the date of tender. Units subject to a deferred sales charge which are tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of redemption. However, if so provided in Part A of the Prospec-tus, Unitholders who elect to roll their Units into a new series of the Trust or a trust with a similar investment strategy during the Mid-term Special Re-demption and Liquidation Period or Unithholders who sell or redeem their Units prior to the Second Year Commencement Date will not be subject to the Second Year Deferred Sales Charge and accordingly are only responsible for the re-maining First Year Deferred Sales Charge. In addition, in the event of the death of a Unitholder within the one-year period prior to redemption, any de-ferred sales charge remaining at the time of redemption shall be waived. Unitholders should check with the Trustee or their broker to determine the Re-demption Price before tendering Units.

  The "date of tender" is deemed to be the date on which the request for re-demption of Units is received in proper form by the Trustee, except that a re-demption request received after 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, or on any day on which the Exchange is normally closed, the date of tender is the next day on which such Exchange is normally open for trading and such request will be deemed to have been made on such day and the redemption will be effected at the Redemption Price computed on that day.

  If so provided in Part A of the Prospectus, any Unitholder tendering at least 1,000 Units of a Trust for redemption or whose Units are worth $10,000 may request by written notice submitted at the time of tender from the Trust-ee, in lieu of a cash redemption, a distribution of shares of Securities in an amount and value of Securities per Unit equal to the Redemption Price Per Unit, as determined as of the evaluation next following tender. In-kind dis-tributions ("In-Kind Distributions") shall be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's bank or broker/dealer at the Depository Trust Company. An In-Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unitholder will receive his pro rata number of whole shares of each of the Securities comprising a portfolio and cash from the Cap-ital Account equal to the fractional shares to which the tendering Unitholder is entitled. The Trustee may adjust the number of shares of any issue of Secu-rities included in a Unitholder's In-Kind Distribution to facilitate the dis-tribution of whole shares, such adjustment to be made on the basis of the value of Securities on the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities in the manner described below. In-Kind distributions are not available for foreign securities not traded on a U.S. securities exchange.

  Under regulations issued by the Internal Revenue Service, the Trustee may be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. For fur-ther information regarding this withholding, see "DISTRIBUTIONS TO UNITHOLDERS." In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

  Any amounts paid on redemption representing income shall be withdrawn from the Income Account of a Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account.

  The Trustee is empowered to sell Securities of the Trust in order to make funds available for redemption. To the extent that Securities are sold, the size and diversity of the Trust will be reduced. Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

  The Redemption Price per Unit during the secondary market will be determined on the basis of the Unit Value of the Trust as of the Evaluation Time. After the period ending with the earlier of six months after the Initial Date of De-posit or the end of the initial offering period, the Redemption Price will not include estimated organization costs. See "Risk/Return Summary--Fees and Ex-penses" in Part A of the Prospectus. See "UNIT VALUE AND EVALUATION" for a more detailed discussion of the factors included in determining Unit Value. The Redemption Price per Unit will be assessed the amount, if any, of the re-maining deferred sales charge at the time of redemption.

  The right of redemption may be suspended and payment postponed for any pe-riod during which the New York Stock Exchange is closed, other than for cus-tomary weekend and holiday closings, or during which the Securities and Ex-change Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evalua-tion of the Securities is not reasonably practicable, or for such other peri-ods as the Securities and Exchange Commission may by order permit. Under cer-tain extreme circumstances, the Sponsor may apply to the Securities and Ex-change Commission for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such sus-pension or postponement.

Special Redemption, Liquidation and Investment in a New Trust

  If so provided in Part A of the Prospectus for applicable Strategy Trusts, it is expected that a special redemption and liquidation will be made of all Units of a Trust held by any Unitholder (a "Rollover Unitholder") who affirma-tively notifies the Trustee in writing by the appropriate Rollover Notifica-tion Date specified in "Rollover Trusts" in Part A of this Prospectus that he or she desires to participate as a Rollover Unitholder.

  All Units of Rollover Unitholders will be redeemed In-Kind during the appro-priate Special Redemption and Liquidation Period as determined by the Sponsor and the underlying Securities will be distributed to the Distribution Agent (currently the Trustee) on behalf of the Rollover Unitholders. During the ap-propriate Special Redemption and Liquidation Period (as set forth in "Rollover Trusts" in Part A of the Prospectus), the Distribution Agent will be required to sell all of the underlying Securities on behalf of Rollover Unitholders. The sales proceeds will be net of brokerage fees, governmental charges or any expenses involved in the sales.

  The Distribution Agent may engage the Sponsor, as its agent, or other bro-kers to sell the distributed Securities. The Securities will be sold as quickly as is practicable during the appropriate Special Redemption and Liqui-dation Period. The Sponsor does not anticipate that the period will be longer than one or two days, given that the Securities are usually highly liquid. The liquidity of any Security depends on the daily trading volume of the Security and the amount that the Sponsor has available for sale on any particular day.

  The Rollover Unitholders' proceeds will be invested in a New Trust or a trust with a similar investment strategy (as selected by the Unitholder), if then registered and being offered. The proceeds of redemption will be used to buy New Trust units as the proceeds become available. Any Rollover Unitholder may thus be redeemed out of a Trust and become a holder of an entirely differ-ent trust, a New Trust, with a different portfolio of Securities. In accor-dance with the Rollover Unitholders' offer to purchase the New Trust units, the proceeds of the sales (and any other cash distributed upon redemption) are expected to be invested in a New Trust, at the public offering price, includ-ing the applicable sales charge per Unit specified in Part A of that trust's Prospectus.

  The Sponsor intends to create the New Trust units as quickly as possible, depending upon the availability and reasonably favorable prices of the Securi-ties included in a New Trust portfolio, and it is intended that Rollover Unitholders will be given first priority to purchase the New Trust units. The Sponsor may also permit Rollover Unitholders to elect to have their proceeds invested in a trust with a similar investment strategy, if such trust is then regis-tered in the Unitholder's state of residence and being offered. There can be no assurance, however, as to the exact timing of the creation of the New Trust units or the aggregate number of New Trust units which the Sponsor will cre-ate. The Sponsor may, in its sole discretion, stop creating new units (whether permanently or temporarily) at any time it chooses, regardless of whether all proceeds of the Special Redemption and Liquidation have been invested on be-half of Rollover Unitholders. Cash which has not been invested on behalf of the Rollover Unitholders in New Trust units will be distributed within a rea-sonable time after such occurrence. However, since the Sponsor can create units, the Sponsor anticipates that sufficient units can be created, although moneys in a New Trust may not be fully invested on the next business day.

  The process of redemption, liquidation, and investment in a New Trust is in-tended to allow for the fact that the portfolios selected by the Sponsor are chosen on the basis of growth potential only for the life of the Trust, at which point a new portfolio is chosen. A similar process of redemption, liqui-dation and investment in a New Trust may be available prior to the Mandatory Termination Date of the Trust.

  It should also be noted that Rollover Unitholders may realize taxable capi-tal gains on the Special Redemption and Liquidation but, in certain circum-stances, will not be entitled to a deduction for certain capital losses and, due to the procedures for investing in a New Trust, no cash would be distrib-uted at that time to pay any taxes. Included in the cash for the applicable Special Redemption and Liquidation may be an amount of cash attributable to a Unitholder's final distribution of dividend income; accordingly, Rollover Unitholders also will not have cash from this source distributed to pay any taxes. (See "TAX STATUS.") Recently, legislation has been enacted that reduces the maximum stated marginal tax rate for certain capital gains for investments held for more than 1 year to 20% (10% in the case of certain taxpayers in the lowest tax bracket). Potential investors should consult their tax advisors re-garding the potential effect of the Act on their investment in Units. In addi-tion, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

  In addition, during this period a Unitholder will be at risk to the extent that Securities are not sold and will not have the benefit of any stock appre-ciation to the extent that moneys have not been invested; for this reason, the Sponsor will be inclined to sell and purchase the Securities in as short a pe-riod as it can without materially adversely affecting the price of the Securi-ties.

  Unitholders who do not inform the Distribution Agent that they wish to have their Units so redeemed and liquidated ("Remaining Unitholders") will not re-alize capital gains or losses due to the Special Redemption and Liquidation, and will not be charged any additional sales charge.

  The Sponsor may for any reason, in its sole discretion, decide not to spon-sor the New Trusts or any subsequent series of the Trusts, without penalty or incurring liability to any Unitholder. If the Sponsor so decides, the Sponsor shall notify the Unitholders before the appropriate Special Redemption and Liquidation Period. All Unitholders will then be remaining Unitholders, with rights to ordinary redemption as before. (See "REDEMPTION.") The Sponsor may modify the terms of the New Trusts or any subsequent series of the Trusts. The Sponsor may also modify, suspend or terminate the Rollover Option or any ex-change option without notice except in certain limited circumstances. However, generally, the termination of the Rollover Option or an exchange option or a material amendment to such options requires notice of at least 60 days prior to the effective date of such termination or amendment.

Purchase of Units by the Sponsor

  The Trustee will notify the Sponsor of any tender of Units for redemption.
If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price it may purchase such Units by notifying the Trustee be-fore the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which pay-ment would otherwise have been made by the Trustee. (See "REDEMPTION.") The Sponsor's current practice is to bid at the Redemption Price in the secondary market. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

Removal of Securities from the Trusts

  The portfolios of the Trusts are not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of a Security in the following circumstances: (1) the issuer defaults in the payment of a dividend that has been declared and is due and payable; (2) any action or proceeding has been instituted restraining the payment of dividends or there exists any legal question or impediment affecting such Security; (3) the issuer of the Security has breached a covenant or war-ranty which would affect the payments of dividends, the credit standing of the issuer or otherwise impair the sound investment character of the Security; (4) the issuer has defaulted on the payment on any other of its outstanding obliga-tions; (5) the price of the Security declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Securities would be detrimental to a Trust; (6) all Securities in the Trust will be sold pursuant to the Trust's termination; (7) the sale of Securi-ties is required when Units are tendered for redemption; (8) the sale of Secu-rities is necessary to maintain the Trust as a "regulated investment company" if the Trust has made such election; (9) there has been a public tender offer made to a Security or a merger or acquisition is announced affecting a Securi-ty, and that in the Sponsor's opinion the sale or tender of the Security is in the best interest of Unitholders; or (10) for such other reasons provided in the Prospectus or the Indenture. Except as stated in this Prospectus, the ac-quisition by a Trust of any securities or other property other than the Securi-ties is prohibited. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Se-curities such as those acquired in connection with a merger or other transac-tion. If offered such new or exchanged securities or properties, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in a Trust and either sold by the Trustee or held in a Trust pursuant to the direction of the Sponsor. Proceeds from the sale of Securities by the Trustee are credited to the Capital Account of a Trust for distribution to Unitholders or to meet redemptions.

  The Trustee may also sell Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units of a Trust tendered for redemption and the payment of expenses.

  The Sponsor, in designating Securities to be sold by the Trustee, will gener-ally make selections in order to maintain, to the extent practicable, the pro-portionate relationship among the number of shares of individual issues of Se-curities. To the extent this is not practicable, the composition and diversity of the Securities may be altered. In order to obtain the best price for a Trust, it may be necessary for the Sponsor to specify minimum amounts (gener-ally 100 shares) in which blocks of Securities are to be sold. The Sponsor may consider sales of Units of unit investment trusts which it sponsors in making recommendations to the Trustee as to the selection of broker/dealers to execute a Trust's portfolio transactions.

Information about the Trustee

  The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its Unit Investment Trust Division of-fices at 101 Barclay Street, New York, New York 10286, telephone 1-800-742-8860. The Bank of New York is subject to supervision and examination by the Su-perintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

Limitations on Liabilities of Sponsor and Trustee

  The Sponsor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own negligence, lack of good faith or willful misconduct. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

  The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of any Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the li-ability of the Trustee.

Successor Trustees and Sponsors

  The Trustee or any successor trustee may resign by executing an instrument of resignation in writing and filing same with the Sponsor and mailing a copy of a notice of resignation to all Unitholders then of record. Upon receiving such notice, the Sponsor is required to promptly appoint a successor trustee. If the Trustee becomes incapable of acting or is adjudged a bankrupt or insolvent, or a receiver or other public officer shall take charge of its property or af-fairs, the Sponsor may remove the Trustee and appoint a successor by written instrument. The resignation or removal of a trustee and the appointment of a successor trustee shall become effective only when the successor trustee ac-cepts its appointment as such. Any successor trustee shall be a corporation au-thorized to exercise corporate trust powers, having capital, surplus and undi-vided profits of not less than $5,000,000. Any corporation into which a trustee may be merged or with which it may be consolidated, or any corporation result-ing from any merger or consolidation to which a trustee shall be a party, shall be the successor trustee.

  If upon resignation of a trustee no successor has been appointed and has ac-cepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a succes-sor.

  If the Sponsor fails to undertake any of its duties under the Indenture, and no express provision is made for action by the Trustee in such event, the Trustee may, in addition to its other powers under the Indenture (1) appoint a successor sponsor or (2) terminate the Indenture and liquidate the Trusts.

Information about the Sponsor

  Since our founding in 1898, Nuveen has been synonymous with investments that withstand the test of time. Today, we offer a broad range of investments de-signed for investors seeking to build and sustain their wealth. More than 1.5 million investors have entrusted Nuveen to help them maintain the lifestyle they currently enjoy.

  To meet the unique circumstances and financial planning needs of our invest-ors, Nuveen offers a wide array of taxable and tax-free investment products-- including equity and fixed-income mutual funds, defined portfolios, exchange-traded funds, customized asset management services and cash management prod-ucts.

  Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approxi-mately 78% owned by the St. Paul Companies, Inc. ("St. Paul"). St. Paul is lo-cated in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal offices located in Chicago (333 West Wacker Drive).

  To help advisors and investors better understand and more efficiently use an investment in the Trusts to reach their investment goals, the Sponsor may ad-vertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trust, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future ed-ucation needs or periodic payments such as insurance premiums. The Sponsor may produce software or additional sales literature to promote the advantages of using the Trusts to meet these and other specific investor needs.

  In advertising and sales literature, the Sponsor may provide or compare the performance of a given investment strategy, sector trust, collection of Trusts or a Trust sponsored by the Sponsor with that of, or reflect the performance of: (1) the Consumer Price Index; (2) equity unit trusts of the Sponsor or other unit trust providers; (3) equity mutual funds or mutual fund indices as reported by various independent services which monitor the performance of mu-tual funds, or other industry or financial publications such as Barron's, Changing Times, Forbes and Money Magazine; (4) the S&P 500 Index, Dow Jones In-dustrial Average ("DJIA"), Nasdaq-100 Index or other unmanaged indices and in-vestment strategies; and/or (5) any combination of indices including the S&P 500, DJIA or Nasdaq-100 Index. Advertisements involving these indices, invest-ments or strategies may reflect performance over different periods of time by means of aggregate, average, year-by-year, or other types of total return and performance figures. Any given performance quotation or performance comparison should not be considered as representative of the performance of the Trusts for any future period. Such advertising may also reflect the standard deviation or beta of the index, investment or strategy returns for any period. The calcula-tion of standard deviation is sometimes referred to as the "Sharpe measure" of return.

Information about the Evaluator

  The Trustee will serve as Evaluator of the Trusts. The Sponsor may replace the Trustee as Evaluator during the life of the Trusts.

  The Evaluator may resign or may be removed by the Sponsor or the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to ap-point a satisfactory successor. Such resignation or removal shall become effec-tive upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of compe-tent jurisdiction for the appointment of a successor.

  The Trustee, Sponsor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Deter-minations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

FORTUNE License Agreement

  The Nuveen-FORTUNE America's Most Admired Companies Portfolio (the "Product") is not sponsored, endorsed, sold or promoted by FORTUNE Magazine ("Fortune"). Fortune makes no representation or warranty, express or implied, to the owners of the Product or any member of the public regarding the advisability of in-vesting in securities generally or in the Product particularly. Fortune's only relationship to the Licensee is the licensing of certain trademarks and trade names of Fortune and the America's Most Admired Companies list. This list is determined and composed by Fortune without regard to the Licensee or the Prod-uct. Fortune has no obligation to take the needs of the Licensee or the owners of the Product into consideration in determining, composing or calculating the Fortune Most Admired Companies list. Fortune is not responsible for and has not participated in the determination of the prices and amount of the Product or the timing of the issuance or sale of the Product or in the determination or calculation of the equation by which the Product is to be converted into cash. Fortune has no obligation or liability in connec-tion with the administration, marketing or trading of the Product.

  FORTUNE MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE AMERICA'S MOST ADMIRED COMPANIES LIST. FORTUNE MAKES NO EXPRESS OR IM-PLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE AMERICA'S MOST AD-MIRED COMPANIES LIST. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL FORTUNE HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUEN-TIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

STANDARD & POOR'S Licensing Agreement

  The GEMS 30 Portfolio and the Nuveen--Standard & Poor's Quality Buyback Portfolio are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no represen-tation or warranty, express or implied, to the owners of a Trust or any member of the public regarding the advisability of investing in securities generally or in a Trust particularly or the ability of the S&P 500 Index to track gen-eral stock market performance. S&P's only relationship to the Licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 In-dex which is determined, composed and calculated by S&P without regard to the Licensee or a Trust. S&P has no obligation to take the needs of the Licensee or the owners of a Trust into consideration in determining, composing or cal-culating the S&P 500 Index. S&P is not responsible for and has not partici-pated in the determination of the prices and amount of a Trust or the timing of the issuance or sale of a Trust or in the determination or calculation of the equation by which a Trust is to be converted into cash. S&P has no obliga-tion or liability in connection with the administration, marketing or trading of a Trust.

  S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OF ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ER-RORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF A TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMIT-ING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROF-
ITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

DOW JONES & COMPANY, INC. Licensing Agreement

  The GEMS 30 Portfolio is not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc. ("Dow Jones"). Dow Jones makes no representation or war-ranty, express or implied, to the owners of the Trust or any member of the public regarding the advisability of investing in securities generally or in the Trust particularly. Dow Jones' only relationship to the Sponsor is the li-censing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial AverageSM, which is determined, composed and cal-culated by Dow Jones without regard to the Sponsor or the Trust. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Trust into consideration in determining, composing or calculating the Dow Jones Indus-trial AverageSM. Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Trust to be issued or in the determination or calculation of the equation by which the Trust is to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Trust.

  DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOWN JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN. WITHOUT LIM-ITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

NASDAQ-100(R) Index Licensing Agreement

  The Sponsor has entered into a license agreement with The Nasdaq Stock Mar-ket, Inc. (the "License Agreement"), under which the GEM 30 Portfolio (through the Sponsor) is granted a license to use the trademarks, service marks and trade names "Nasdaq," "Nasdaq-100," and "Nasdaq-100 Index" solely in materials relating to the creation and issuance, marketing and promotion of the Trust and in accordance with any applicable federal and state securities law to indicate the source of the Nasdaq-100 Index as a basis for determining the composition of the Trust's portfolio. As consideration for the grant of the license, the Trust will pay to The Nasdaq Stock Market, Inc. an annual fee. If the Nasdaq-100 Index ceases to be compiled or made available or the anticipated correla-tion between the Trust and the Nasdaq-100 Index is not maintained, the Sponsor may direct that the Trust continue to be operated using the Nasdaq-100 Index as it existed on the last date on which it was available or may direct that the Indenture be terminated.

  Neither the Trust nor the Unitholders are entitled to any rights whatsoever under the foregoing licensing arrangements or to use any of the covered trade-marks or to use the Nasdaq-100 Index, except as specifically described herein or as may be specified in the Indenture or the License Agreement.

  The Trust is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (the "Corporation"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Trust or Units of the Trust. The Corporations make no representation or warranty, express or implied to the owners of Units of the Trust or any member of the public regarding the advis-ability of investing in Securities generally or in Units of the Trust particu-larly or the ability of the Nasdaq-100 Index to track general stock market per-formance. The Corporations' only relationship to the Sponsor ("Licensee") and the Trust is in the licensing of certain trademarks, service marks, and trade names of the Corporations and the use of the Nasdaq-100 Index which is deter-mined, composed and calculated by Nasdaq without regard to the Licensee, the Trust or Unitholders of the Trust. Nasdaq has no obligation to take the needs of the Licensee or the owners of the Trust into consideration in determining, composing or calculating the Nasdaq-100 Index. The Corporations are not respon-sible for and have not participated in the determination of the timing, prices, or quantities of the Units of the Trust to be issued or in the determination or calculation of the equation by which the Units of the Trust are to be converted into cash. The Corporations have no liability in connection with the adminis-tration of the Trust, marketing or trading of Units of the Trust.

  THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF UNITS OF THE TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL

WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Other Information

Amendment of Indenture

  The Indenture may be amended by the Trustee and the Sponsor without the con-sent of any of the Unitholders (1) to cure any ambiguity or to correct or sup-plement any provision thereof which may be defective or inconsistent, or (2) to make such other provisions as shall not adversely affect the Unitholders, pro-vided, however, that the Indenture may not be amended, without the consent of 100% of the Unitholders, to permit the deposit or acquisition of securities ei-ther in addition to, or in substitution for any of the Securities initially de-posited in any Trust except as stated in "NUVEEN DEFINED PORTFOLIOS" or "COMPO-SITION OF TRUSTS" regarding the creation of additional Units and the limited right of substitution of Replacement Securities, except for the substitution of refunding securities under certain circumstances or except as otherwise pro-vided in this Prospectus or the Indenture. The Trustee shall advise the Unitholders of any amendment requiring the consent of Unitholders, or upon re-quest of the Sponsor, promptly after execution thereof.

Termination of Indenture

  The Trust may be liquidated at any time by an instrument executed by the Sponsor and consented to by 66 2/3% of the Units of the Trust then outstanding. The Trust may also be liquidated by the Trustee when the value of such Trust, as shown by any evaluation, is less than 20% of the total value of the Securi-ties deposited in the Trust as of the conclusion of the primary offering period and may be liquidated by the Trustee in the event that Units not yet sold ag-gregating more than 60% of the Units originally created are tendered for re-demption by the Sponsor. The sale of Securities from the Trust upon termination may result in realization of a lesser amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the amount of Securities originally represented by the Units held by such Unitholder. The In-denture will terminate upon the redemption, sale or other disposition of the last Security held thereunder, but in no event shall it continue beyond the Mandatory Termination Date set forth under "General Information--Termination" in Part A of this Prospectus.

  Commencing on the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of a Trust. The Sponsor will determine the manner, timing and execution of the sale of the Securities. Written notice of the termination of a Trust specifying the time or times at which Unitholders may surrender their certificates for cancellation shall be given by the Trustee to each Unitholder at his address appearing on the registration books of such Trust maintained by the Trustee. Unitholders not electing a distribution of shares of Securities and who do not elect the Rollover Option (if applicable) will receive a cash distribution from the sale of the remaining Securities within a reasonable time after the Trust is terminated. Regardless of the dis-tribution involved, the Trustee will deduct from the funds of a Trust any ac-crued costs, expenses, advances or indemnities provided by the Indenture, in-cluding estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Trustee will then distribute to each Unitholder his pro rata share of the balance of the Income and Capital Accounts.

Legal Opinion

  The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603. Winston & Strawn, 200 Park Avenue, New York, New York 10166-4193, has acted as counsel for the Trustee with respect to the Series.

Auditors

  The "Statement of Condition" and "Schedule of Investments" at the Initial Date of Deposit included in Part A of this Prospectus have been audited by Ar-thur Andersen LLP, independent public accountants, as indicated in their report in Part A of this Prospectus, and are included herein in reliance upon the au-thority of said firm as experts in giving said report.

Code of Ethics

  The Sponsor and the Trusts have adopted a code of ethics requiring the Spon-sor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with re-spect to the Trusts.

Supplemental Information

  Upon written or telephonic request to the Trustee, investors will receive at no cost to the investor supplemental information about this Trust, which has been filed with the Securities and Exchange Commission and is intended to sup-plement information contained in Part A and Part B of this Prospectus. This supplement includes additional general information about the Sponsor and the Trusts.

[LOGO NUVEEN DEFINED PORTFOLIOS]
                            NUVEEN EQUITY PORTFOLIO
                              PROSPECTUS -- PART B

                             October 25, 2000

                              Sponsor       Nuveen Investments
                                            333 West Wacker Drive
                                            Chicago, IL 60606-1286
                                            Telephone: 312-917-7700


                              Trustee       The Bank of New York
                                            101 Barclay Street
                                            New York, NY 10286
                                            Telephone: 800-742-8860


                        Legal Counsel       Chapman and Cutler
                                            111 West Monroe Street
                                            Chicago, IL 60603


                          Independent       Arthur Andersen LLP
                   Public Accountants       33 West Monroe Street
                       for the Trusts       Chicago, IL 60603

  This Prospectus does not contain complete information about the Nuveen Unit Trusts filed with the Securities and Exchange Commission in Washington, DC un-der the Securities Act of 1933 and the Investment Company Act of 1940.

  More information about the Trusts, including the code of ethics adopted by the Sponsor and the Nuveen Unit Trusts, can be found in the Commission's Public Reference Room. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Portfolio informa-tion is also available on the EDGAR Database on the Commission's website at http://www.sec.gov, or may be obtained at prescribed rates by sending an e-mail request to publicinfo@sec.gov or by writing to the Commission's Public Refer-ence Section at 450 Fifth Street NW, Washington, D.C. 20549-0102.

  No person is authorized to give any information or representation about a Trust not contained in Parts A or B of this Prospectus or the Information Sup-plement, and you should not rely on any other information.

  When Units of a Trust are no longer available or for investors who will rein-vest into subsequent series of a Trust, this Prospectus may be used as a pre-liminary Prospectus for a future series. If this is the case, investors should note the following:

    1. Information in this Prospectus is not complete and may be changed;

    2. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective; and

    3. This Prospectus is not an offer to sell the securities of a future series and is not soliciting an offer to buy such securities in any state where the offer or sale is not permitted.

                   NUVEEN UNIT TRUSTS INFORMATION SUPPLEMENT

                               October 25, 2000

                        NUVEEN UNIT TRUSTS, SERIES 101

     The Information Supplement provides additional information concerning the structure and operations of a Nuveen Unit Trust not found in the prospectuses for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing ("Prospectus"). Copies of the Prospectus can be obtained by calling or writing the Trustee at The Bank of New York, 101 Barclay Street, New York, NY 10286 (800-742-8860). This Information Supplement has been created to supplement information contained in the Prospectus.

     This Information Supplement is dated October 25, 2000. Capitalized terms have been defined in the Prospectus.

                               TABLE OF CONTENTS

Accumulation Plan

Information About the Sponsor

Risk Factors

Accumulation Plan

     The Sponsor, Nuveen Investments (''Nuveen''), is also the principal underwriter of the Accumulation Funds listed in the following table. Each fund is an open-end, diversified management investment company into which Unitholders may choose to reinvest Trust distributions automatically, without any sales charge. Unitholders may reinvest both interest and capital distributions or capital distributions only. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trust(s) and may invest in securities which would not be eligible for deposit in the Trust(s). The investment adviser to each Accumulation Fund is a wholly-owned subsidiary of the Sponsor. Unitholders should contact their financial advisor or the Sponsor to determine which of the Accumulation Funds they may reinvest into, as reinvestment in certain of the Accumulation Funds may be restricted to residents of a particular state or states. Unitholders may obtain a prospectus for each Accumulation Fund through their financial advisor or through the Sponsor at
(800) 742-8860. For a more detailed description, Unitholders should read the prospectus of the Accumulation Fund in which they are interested.

     The following is a complete list of the Accumulation Funds currently available, as of the Date of Deposit of this Prospectus, to Unitholders under the Accumulation Plan. The list of available Accumulation Funds is subject to change without the consent of any of the Unitholders.

Accumulation Funds

Mutual Funds

Nuveen Flagship Municipal Trust

     Nuveen Municipal Bond Fund
     Nuveen Insured Municipal Bond Fund
     Nuveen Flagship All-American Municipal Bond Fund
     Nuveen Flagship Limited Term Municipal Bond Fund
     Nuveen Flagship Intermediate Municipal Bond Fund

Nuveen Flagship Multistate Trust I

     Nuveen Flagship Arizona Municipal Bond Fund
     Nuveen Flagship Colorado Municipal Bond Fund
     Nuveen Flagship Florida Municipal Bond Fund
     Nuveen Flagship Florida Intermediate Municipal Bond Fund
     Nuveen Maryland Municipal Bond Fund
     Nuveen Flagship New Mexico Municipal Bond Fund

     Nuveen Flagship Pennsylvania Municipal Bond Fund
     Nuveen Flagship Virginia Municipal Bond Fund

Nuveen Flagship Multistate Trust II

     Nuveen California Municipal Bond Fund
     Nuveen California Insured Municipal Bond Fund
     Nuveen Flagship Connecticut Municipal Bond Fund
     Nuveen Massachusetts Municipal Bond Fund
     Nuveen Massachusetts Insured Municipal Bond Fund
     Nuveen Flagship New Jersey Municipal Bond Fund
     Nuveen Flagship New Jersey Intermediate Municipal Bond Fund
     Nuveen Flagship New York Municipal Bond Fund
     Nuveen New York Insured Municipal Bond Fund

Nuveen Flagship Multistate Trust III

     Nuveen Flagship Alabama Municipal Bond Fund
     Nuveen Flagship Georgia Municipal Bond Fund
     Nuveen Flagship Louisiana Municipal Bond Fund
     Nuveen Flagship North Carolina Municipal Bond Fund
     Nuveen Flagship South Carolina Municipal Bond Fund
     Nuveen Flagship Tennessee Municipal Bond Fund

Nuveen Flagship Multistate Trust IV

     Nuveen Flagship Kansas Municipal Bond Fund
     Nuveen Flagship Kentucky Municipal Bond Fund
     Nuveen Flagship Kentucky Limited Term Municipal Bond Fund
     Nuveen Flagship Michigan Municipal Bond Fund
     Nuveen Flagship Missouri Municipal Bond Fund
     Nuveen Flagship Ohio Municipal Bond Fund
     Nuveen Flagship Wisconsin Municipal Bond Fund

Flagship Utility Income Fund

Nuveen Municipal Money Market Fund, Inc.

Nuveen Taxable Funds, Inc.

Nuveen Dividend and Growth Fund

Nuveen Investment Trust

     Nuveen Growth and Income Stock Fund
     Nuveen Balanced Stock and Bond Fund
     Nuveen Balanced Municipal and Stock Fund
     Nuveen European Value Fund

Nuveen Investment Trust II

     Nuveen Rittenhouse Growth Fund
     Nuveen Innovation Fund
     Nuveen International Growth Fund

Nuveen Investment Trust III

     Nuveen Income Fund

Money Market Funds

     Nuveen California Tax-Free Money Market Fund
     Nuveen Massachusetts Tax-Free Money Market Fund

     Nuveen New York Tax-Free Money Market Fund
     Nuveen Tax-Free Reserves, Inc.
     Nuveen Tax-Exempt Money Market Fund, Inc.

     Each person who purchases Units of a Trust may become a participant in the Accumulation Plan and elect to have his or her distributions on Units of the Trust invested directly in shares of one of the Accumulation Funds. Reinvesting Unitholders may elect any interest distribution plan. Thereafter, each distribution of interest income or principal on the participant's Units (principal only in the case of a Unitholder who has chosen to reinvest only principal distributions) will, on the applicable distribution date, or the next day on which the New York Stock Exchange is nominally open ("Business Day") if the distribution date is not a business day, automatically be received by the transfer agent for each of the Accumulation Funds, on behalf of such participant and applied on that date to purchase shares (or fractions thereof) of the Accumulation Fund chosen at net asset value as computed as of 4:00 p.m. eastern time on each such date. All distributions will be reinvested in the Accumulation Fund chosen and no part thereof will be retained in a separate account. These purchases will be made without a sales charge.

     The Transfer Agent of the Accumulation Fund will mail to each participant in the Accumulation Plan a quarterly statement containing a record of all transactions involving purchases of Accumulation Fund shares (or fractions thereof) with Trust dividend distributions or as a result of reinvestment of Accumulation Fund dividends. Any distribution of capital used to purchase shares of an Accumulation Fund will be separately confirmed by the Transfer Agent. Unitholders will also receive distribution statements from the Trustee detailing the amounts transferred to their Accumulation Fund accounts.

     Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from capital only reinvestment to reinvestment of both capital and dividends or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

                         INFORMATION ABOUT THE SPONSOR

     Since our founding in 1898, Nuveen has been synonymous with investments that withstand the test of time. Today, we offer a broad range of investments designed for investors seeking to build and sustain their wealth. More than 1.5 million investors have entrusted Nuveen to help them maintain the lifestyle they currently enjoy.

     To meet the unique circumstances and financial planning needs of our investors, Nuveen offers a wide array of taxable and tax-free investment products--including equity and fixed-income mutual funds, defined portfolios, exchange-traded funds, customized asset management services and cash management products.

     The Sponsor is also principal underwriter of the registered open-end investment companies set forth herein under "Accumulation Plan" as well as for the Golden Rainbow A James Advised Mutual Fund, and acted as co-managing underwriter of Nuveen Municipal Value Fund, Inc., Nuveen California Municipal Value Fund, Inc., Nuveen New York Municipal Value Fund, Inc., Nuveen Municipal Income Fund, Inc., Nuveen Premium Income Municipal Fund, Inc., Nuveen Performance Plus Municipal Fund, Inc., Nuveen California Performance Plus Municipal Fund, Inc., Nuveen New York Performance Plus Municipal Fund, Inc., Nuveen Municipal Advantage Fund, Inc., Nuveen Municipal Market Opportunity Fund, Inc., Nuveen California Municipal Market Opportunity Fund, Inc., Nuveen Investment Quality Municipal Fund, Inc., Nuveen California Investment Quality Municipal Fund, Inc., Nuveen New York Investment Quality Municipal Fund, Inc., Nuveen Insured Quality Municipal Fund, Inc., Nuveen Florida Investment Quality Municipal Fund, Nuveen Pennsylvania Investment Quality Municipal Fund, Nuveen New Jersey Investment Quality Municipal Fund, Inc., Nuveen Select Quality Municipal Fund, Inc., Nuveen California Select Quality Municipal Fund, Inc., Nuveen New York Select Quality Municipal Fund, Inc., Nuveen Quality Income Municipal Fund, Inc., Nuveen Insured Municipal Opportunity Fund, Inc., Nuveen Florida Quality Income Municipal Fund, Nuveen Michigan Quality Income Municipal Fund, Inc., Nuveen Ohio Quality Income Municipal Fund, Inc., Nuveen Texas Quality Income Municipal Fund, Nuveen California Quality Income Municipal Fund, Inc., Nuveen New York Quality Income Municipal Fund, Inc., Nuveen Premier Municipal Income Fund, Inc., Nuveen Premier Insured Municipal Income Fund, Inc., Nuveen Select Tax-Free Income Portfolio, Nuveen Select Tax-Free Income Portfolio 2, Nuveen Insured California Select Tax-Free Income Portfolio, Nuveen Insured New York Select Tax-Free Income Portfolio, Nuveen Premium Income Municipal Fund 2, Inc., Nuveen Select Tax-Free Income Portfolio 3, Nuveen Select Maturities Municipal Fund, Nuveen Insured California Premium Income Municipal Fund, Inc., Nuveen Arizona Premium Income Municipal Fund, Inc., Nuveen Insured Florida Premium Income Municipal Fund, Nuveen Michigan Premium Income Municipal Fund, Inc., Nuveen New Jersey Premium Income Municipal Fund, Inc., Nuveen Insured New York Premium Income Municipal Fund, Inc., Nuveen Premium Income Municipal Fund 4, Inc., Nuveen Pennsylvania Premium Income Municipal Fund 2, Nuveen Maryland Premium Income Municipal Fund, Nuveen Virginia Premium Income Municipal Fund, Nuveen Massachusetts Premium Income Municipal Fund, Nuveen Insured California Premium Income Municipal Fund 2, Inc., Nuveen Georgia Premium Income Municipal Fund, Nuveen Missouri Premium Income Municipal Fund, Nuveen Connecticut Premium Income Municipal Fund, Nuveen North Carolina Premium Income Municipal Fund, Nuveen California Premium Income Municipal Fund, Nuveen Dividend Advantage Municipal Fund, Nuveen California Dividend Advantage Municipal Fund, Nuveen New York Dividend Advantage Municipal Fund, Nuveen

Insured Premium Income Municipal Fund 2, all registered closed-end management investment companies. These registered open-end and closed-end investment companies currently have approximately $70 billion in securities under management. Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("St. Paul"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal office located in Chicago (333 West Wacker Drive).

     To help advisors and investors better understand and more efficiently use an investment in the Trust to reach their investment goals, the Trust's sponsor, Nuveen Investments, may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trust, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Trust's sponsor may produce software or additional sales literature to promote the advantages of using the Trust to meet these and other specific investor needs.

     The Sponsor offers a program of advertising support to registered broker-dealer firms, banks and bank affiliates ("Firms") that sell Trust Units or shares of Nuveen Open-End Mutual Funds (excluding money-market funds) ("Funds"). Under this program, the Sponsor will pay or reimburse the Firm for up to one half of specified media costs incurred in the placement of advertisements which jointly feature the Firm and the Nuveen Funds and Trusts. Reimbursements to the Firm will be based on the number of the Firm's registered representatives who have sold Fund Shares and/or Trust Units during the prior calendar year according to an established schedule. Reimbursements under this program will be made by the Sponsor and not by the Funds or Trusts.

Risk Factors

     An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general conditions of the common stock market may worsen and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust(s) have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Securities in a Trust may be expected to fluctuate over the life of a Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

     Holders of common stock incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

     Foreign Securities Risks. Certain of the Securities in one or more of the Trusts may be of foreign issuers, and therefore, an investment in such a Trust involves some investment risks that are different in some respects from an investment in a Trust that invests entirely in securities of domestic issuers. Those investment risks include future political and governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, currency exchange rate fluctuations, exchange control policies, and the limited liquidity and small market capitalization of such foreign countries' securities markets. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. However, due to the nature of the issuers of the Securities included in the Trust, the Sponsor believes that adequate information will be available to allow the Sponsor to provide portfolio surveillance.

     Certain of the Securities in one or more of the Trusts may be in ADR or GDR form. ADRs, American Depositary Receipts and GDRs, Global Depositary Receipts, represent common stock deposited with a custodian in a depositary. American Depositary Receipts and Global Depositary Receipts (collectively, the "Depositary Receipts") are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. For purposes of the discussion herein, the terms ADR and GDR generally include American Depositary Shares and Global Depositary Shares, respectively.

     Depositary Receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the Depositary Receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues Depositary Receipts generally charges a fee, based on the price of the Depositary Receipts, upon issuance and cancellation of the Depositary Receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the Depositary Receipts than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from the application of the tax laws of one nation to nationals of another and from certain practices in the Depositary Receipts market may also exist with respect to certain Depositary Receipts. In varying degrees, any or all of these factors may affect the value of the Depositary Receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of Depositary Receipts may be different than those of holders of the underlying shares, and the market for Depositary Receipts may be less liquid than that for the underlying shares. Depositary Receipts are registered securities pursuant to the Securities Act of 1933 and may be subject to the reporting requirements of the Securities Exchange Act of 1934.

     For the Securities that are Depositary Receipts, currency fluctuations will affect the U.S. dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the Depositary Receipts and consequently the value of the Securities. The foreign issuers of securities that are Depositary Receipts may pay dividends in foreign currencies which must be converted into dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in Depositary Receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

     On January 1, 1999, Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain (eleven of the fifteen member countries of the European Union ("EU")) established fixed conversion rates between their existing sovereign currencies and the euro. On such date the euro became the official currency of these eleven countries. As of January 1, 1999, the participating countries no longer control their own monetary policies by directing independent interest rates for their currencies. Instead, the authority to direct monetary policy, including money supply and official interest rates for the euro, is exercised by the new European Central Bank. The conversion of the national currencies of the participating countries to the euro could negatively impact the market rate of the exchange between such currencies (or the newly created euro) and the U.S. dollar. In addition, European corporations, and other entities with significant markets or operations in Europe (whether or not in the participating countries), face strategic challenges as these entities adapt to a single trans-national currency. The euro conversion may have a material impact on revenues, expenses or income from operations; increase competition due to the increased price transparency of EU markets; effect issuers' currency exchange rate risk and derivatives exposure; disrupt current contracts; cause issuers to increase spending on information technology updates required for the conversion; and result in potential adverse tax consequences. The Sponsor is unable to predict what impact, if any, the euro conversion will have on any of the issuers of Securities contained in a Trust.

     Pharmaceutical, Genomes, Biotechnology and Medical Devices Portfolios. An investment in Units of Medical Solutions Portfolios containing Pharmaceutical, Genomes, Biotechnology and Medical Devices Portfolios should be made with an understanding of the characteristics of the pharmaceutical and medical technology industries and the risks which such investment may entail.

     Pharmaceutical and Biotechnology companies are companies involved in drug development and production services. Medical Devices companies are companies involved in the development and production of medical products and equipment. Such companies have potential risks unique to their healthcare field. Such companies are subject to governmental regulation of their products, services and prices, particularly in the managed care arena, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, Pharmaceutical and Biotechnology companies face the risk of increasing competition from generic drug sales, the termination of their patent protection for drug products and the risk that technological advances will render their products or services obsolete. The research and development costs of bringing new drugs and medical devices to market are substantial and include lengthy governmental review processes, with no guarantee that the product will ever come to market. Many of these companies may have losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition intense competition, competitive pricing, high development costs and insurance costs may significantly affect the value of biotechnology companies.

     As the population of the United States ages, the companies involved in the pharmaceutical, biotechnology and medical devices fields will continue to search for and develop new products through advanced technologies and diagnostics. On a worldwide basis, pharmaceutical and biotechnology companies are involved in the development and distribution of drugs, vaccines and medical technology. These activities may make the pharmaceutical and biotechnology sectors very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trust's objectives will be met.

     Legislative proposals concerning healthcare are considered from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs or medical devices), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in a Trust.

                       Contents of Registration Statement

A.  Bonding Arrangements of Depositor:

          The Depositor has obtained the following Stockbrokers Blanket Bonds for its officers, directors and employees:

          Insurer/Policy No.                                 Amount

          Reliance Insurance Company
          B 262 6895                                       $26,000,000

B. This amendment to the Registration Statement comprises the following papers and documents:
                                The facing sheet

                                 The Prospectus

                                 The signatures

                            Consents of Independent Public
                     Accountants and Counsel as indicated

                        Exhibits as listed on page S-5

C.   Explanatory Note

     This amendment to the Registration Statement contains a prospectus that may include separate unit investment trusts. The prospectus will consist of a Part
A and a Part B. An Information Supplement is also included in the Registration Statement.

D.   Undertakings

     The Information Supplement to the Trust(s) will not include third party financial information.

                                  Signatures

     The Registrant, Nuveen Unit Trusts, Series 101 hereby identifies Series 94, Series 93, Series 82, Series 75, Series 66, Series 65, Series 63, Series 61, Series 53, Series 52, Series 51, Series 50, Series 46, Series 43, Series 39, Series 38, Series 37, Series 36, Series 35, Series 33, Series 4 and Series 1 of the Nuveen Unit Trusts for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nuveen Unit Trusts, Series 101 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on the 25th day of October, 2000.

                                        NUVEEN UNIT TRUSTS, SERIES 101
                                                (Registrant)

                                        By NUVEEN INVESTMENTS
                                                   (Depositor)

                                        By /s/ Jennifer L. Bartenhagen
                                           ------------------------------------
                                           Vice President

                                        Attest /s/ Nicholas Dalmaso
                                               --------------------------------
                                               Assistant Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:


     Signature                       Title*                         Date
     ---------                       ------                         ----
Timothy R. Schwertfeger      Chairman, Board of Directors,)
                             Chief Executive Officer      )  /s/ Larry W. Martin
                             and Director                 )  --------------------
                                                          )  Larry W. Martin
John P. Amboian              President and Director       )  Attorney-in-Fact**
                                                          )
                                                          )
Margaret E. Wilson           Vice President and           )  October 25, 2000
                             Controller                   )

---------

* The titles of the persons named herein represent their capacity in and relationship to Nuveen Investments, the Depositor.

** The powers of attorney for Messrs. Amboian and Schwertfeger and for Ms. Wilson were filed on May 3, 2000 as Exhibit 6.2 to Nuveen Unit Trusts, Series 94 (File No. 333-35488).

                   Consent of Independent Public Accountants

The consent of Arthur Andersen LLP to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.4 to the Registration Statement.

                         Consent of Chapman and Cutler

The consent of Chapman and Cutler to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.1 and 3.2 to the Registration Statement.

                        Consent of The Bank of New York

The consent of The Bank of New York to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.2 to the Registration Statement.

                          Consent of Winston & Strawn

The consent of Winston & Strawn to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as Exhibits
3.3 and 3.4 to the Registration Statement.

                               List of Exhibits

1.1(a) Copy of Standard Terms and Conditions of Trust for Nuveen Unit Trusts, Series 104 and certain subsequent series, effective October 5, 2000 between Nuveen Investments, Depositor and The Bank of New York, Trustee (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-46868] filed on October 5, 2000 on behalf of Nuveen Unit Trusts, Series
        104).

1.1(b)  Trust Indenture and Agreement.

2.2 Copy of Code of Ethics of the Trust(s) and the Principal Underwriter (incorporated by reference to Amendment No. 3 to Form S-6 [File No. 333-96279] filed on March 6, 2000 on behalf of Nuveen Unit Trusts, Series 82).

3.1     Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4     Opinion of counsel as to the Trustee and the Trust(s).

4.2     Consent of The Bank of New York.

4.4     Consent of Arthur Andersen LLP.

6.1 List of Directors and Officers of Depositor and other related information (filed as Exhibit 6.1 to Amendment No. 3 to the Registration Statement on Form S-6 relating to Nuveen Unit Trusts, Series 99 [File No. 333-41658] filed on August 8, 2000 and incorporated herein by reference).